Exhibit 99.1

July 6, 2015

To the Shareholders of GigaMedia Limited:

You are cordially invited to attend the extraordinary general meeting of Shareholders of our company (the “Meeting”), to be held at 1404-5 Sunbeam Plaza, 1155 Canton Road, Kowloon, Hong Kong, on Wednesday, August 5, 2015, at 3:00 p.m. (Hong Kong time) or thereafter as it may be postponed or adjourned from time to time. At the Meeting, you will be asked to consider and vote on the approval of the acquisition of Strawberry Cosmetics Holdings Limited, a company formed under the laws of the British Virgin Islands, (“SCHL”) including approval of: (i) the acquisition of 70% of the outstanding shares of SCHL for cash in the amount of US$93.1 million (the “Acquisition”); (ii) the share purchase agreement, dated as of June 26, 2015, by and among GigaMedia Limited and shareholders of SCHL, namely Hans Michael Jebsen, M&M Investor Ltd., Rodney James Miles and Trevor Chi-Hsin Yang (the “Share Purchase Agreement”); (iii) the Form of Shareholders Agreement, to be entered into by and among GigaMedia Limited, M&M Investor Ltd. Hans Michael Jebsen, Trevor Chi-Hsin Yang, Rodney James Miles and two holding companies to be established by GigaMedia Limited and SCHL, respectively, upon the closing of the Acquisition (the “Shareholders Agreement”); (iv) all other transactions and arrangements contemplated by the Share Purchase Agreement, which is attached as Appendix A to the accompanying proxy statement (we refer to this proposal collectively as the “Acquisition Proposal”).

This Proxy Statement and the attachments hereto contain important information and you are urged to read them carefully and in their entirety. Our Board of Directors has unanimously: (i) determined that the Acquisition Proposal is fair to, and in the best interests of, our company and its shareholders; (ii) approved the Share Purchase Agreement, the Shareholders Agreement and all other transactions contemplated therein; and (iii) determined to recommend that the shareholders of our company to approve the Acquisition Proposal, the Share Purchase Agreement, the Shareholders Agreement and all other transactions contemplated therein.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL AND ADOPTION OF THE ACQUISITION PROPOSAL.

The Acquisition Proposal requires the affirmative vote of the holders of a majority of our Ordinary Shares present, in person or by proxy, at the Meeting where a quorum is present and voting on the proposal, not including abstentions and broker non-votes. Record holders of our outstanding Ordinary Shares as of the close of business on July 2, 2015 (New York Time), the record date, are entitled to notice of, and to vote at, the Meeting, and are entitled to one vote at the Meeting per Ordinary Share held. Our outstanding Ordinary Shares constitute the only outstanding class of our share capital.

Enclosed with this letter you will find a Notice of the Meeting and the related Proxy Statement. The accompanying Proxy Statement provides you with detailed information about the Meeting, the Share Purchase Agreement and the Acquisition.

YOUR VOTE IS IMPORTANT REGARDLESS OF THE NUMBER OF ORDINARY SHARES THAT YOU OWN. ACCORDINGLY, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN AND DATE THE ENCLOSED PROXY CARD AND RETURN IT IN THE ENVELOPE PROVIDED, WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING. THIS WILL NOT PREVENT YOU FROM VOTING YOUR ORDINARY SHARES IN PERSON IF YOU SUBSEQUENTLY CHOOSE TO ATTEND THE MEETING.

Thank you for your cooperation.

Very truly yours,

/s/ CHIEN, Mo Na
CHIEN, Mo Na
Chairman of the Board of Directors

NOTICE OF EXTRAORDINARY GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON Wednesday, August 5, 2015

July 13, 2015

To the Shareholders of GigaMedia Limited:

NOTICE IS HEREBY GIVEN that an extraordinary general meeting, which we also refer to as the “Meeting”, of shareholders of GigaMedia Limited (which we refer to as “GigaMedia” or the “Company”) will be held at 1404-5 Sunbeam Plaza, 1155 Canton Road, Kowloon, Hong Kong, on Wednesday, August 5, 2015, at 3:00 p.m. (Hong Kong time) or thereafter as it may be postponed or adjourned from time to time. The extraordinary general meeting of shareholders is being held for the purpose of approving the acquisition of a 70% interest in Strawberry Cosmetics Holdings Limited and the transactions contemplated thereunder.

The full text of the resolution proposed for approval by our shareholders is as follows:

1.	To pass the following resolution as an Ordinary Resolution:

RESOLVED THAT:

Approval be and is hereby given for the acquisition of Strawberry Cosmetics Holdings Limited, a company formed under the laws of the British Virgin Islands, (“SCHL”) and the transactions contemplated thereunder, including :

(i)	the acquisition of 70% of the outstanding shares of SCHL for cash in the amount of approximately US$93.1 million (the “Acquisition”);

(ii)	the share purchase agreement, dated as of June 26, 2015, by and among GigaMedia Limited and shareholders of SCHL, namely Hans Michael Jebsen, M&M Investor Ltd., Rodney James Miles and Trevor Chi-Hsin Yang (the “Share Purchase Agreement”);

(iii)	the Form of Shareholders Agreement, to be entered into by and among GigaMedia Limited, M&M Investor Ltd. Hans Michael Jebsen, Trevor Chi-Hsin Yang, Rodney James Miles and two holding companies to be established by GigaMedia Limited and SCHL, respectively, upon the closing of the Acquisition; and

(iv)	all other transactions and arrangements contemplated by the Share Purchase Agreement.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE ACQUISITION PROPOSAL.

NOTES

Quorum. The presence in person or by proxy of at least two shareholders holding an aggregate not less than 33 1/3% of the total number of Ordinary Shares of GigaMedia (excluding treasury shares) is required to constitute a quorum at the Meeting. In the absence of a quorum within 30 minutes from the time appointed for the Meeting, the Meeting shall stand adjourned to the same day next week and will be held on Wednesday, August 12, 2015 at the same time and place. At such adjourned meeting, any one or more shareholders present in person or by proxy will constitute a quorum.

Ordinary Resolution. Approval of the Acquisition Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting (or at any adjournment or postponement thereof) and voting (not including abstentions and broker non-votes) on the proposal.

Eligibility to Vote at Extraordinary General Meeting; Receipt of Notice. Shareholders of record at the close of business on July 2, 2015 (New York Time) are entitled to notice of and to vote at the Meeting and any adjournment or postponement of the Meeting. The accompanying Proxy Statement, notice, letter to shareholders and proxy card are first being mailed to our shareholders on or about July 13, 2015.

IT IS IMPORTANT THAT YOUR ORDINARY SHARES BE RERESENTED AT THE MEETING. Whether or not you plan to attend in person, please complete, date, sign and return the enclosed proxy card in the enclosed envelope in a timely manner in order that it is received by us at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717, or the office of GigaMedia, 8F, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114, Taiwan R.O.C., not later than forty-eight (48) hours before the Meeting, that is by no later than 3:00 a.m. August 3, 2015 (New York time), or 3:00 p.m. August 3, 2015 (Hong Kong time). No postage is required if mailed in the United States. A proxy need not also be a shareholder. You may revoke your proxy in the manner described in the accompanying Proxy Statement at any time before your proxy has been voted at the Meeting. Your proxy, if properly executed, will be voted in the manner directed by you. If no direction is made, your proxy will be voted “FOR” each of the matters described above.

If your shares are held in “street name”, through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

By order of the Board of Directors,

/s/ Kuo-Lun Huang
Kuo-Lun Huang (akaCollin Hwang)
Director and Chief Executive Officer

IT IS IMPORTANT THAT THE ENCLOSED PROXY CARD BE

COMPLETED, SIGNED, DATED AND RETURNED PROMPTLY

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON Wednesday, August 5, 2015

INTRODUCTION

We are furnishing this Proxy Statement to our shareholders in connection with the solicitation by our Board of Directors of proxies to be used at an Extraordinary General Meeting of shareholders, as it may be postponed or adjourned from time to time (which we refer to as the Meeting), to be held at 1404-5 Sunbeam Plaza, 1155 Canton Road, Kowloon, Hong Kong, on Wednesday, August 5, 2015, at 3:00 p.m. (Hong Kong time) or thereafter as it may be postponed or adjourned from time to time. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about July 13, 2015 to the holders of our ordinary shares entitled to notice of, and to vote at, the Meeting. All references to “GigaMedia,” “the Company,” “we,” “us,” “our” and “our company,” or words of like import, are references to GigaMedia Limited and its subsidiaries, references to “you” and “your” refer to our shareholders and all references to “$” or to “US$” are to United States dollars.

At the Meeting, shareholders will be asked to consider and vote on the following:

The approval of the acquisition of Strawberry Cosmetics Holdings Limited, a company formed under the laws of the British Virgin Islands, (“SCHL”) including approval of:

(i)	the acquisition of 70% of the outstanding shares of SCHL for cash in the amount of approximately US$93.1 million (the “Acquisition”);

(ii)	the share purchase agreement, dated as of June 26, 2015, by and among GigaMedia Limited and shareholders of SCHL, namely Hans Michael Jebsen, M&M Investor Ltd., Rodney James Miles and Trevor Chi-Hsin Yang (the “Share Purchase Agreement”);

(iii)	the Form of Shareholders Agreement, to be entered into by and among GigaMedia Limited, M&M Investor Ltd., Hans Michael Jebsen, Trevor Chi-Hsin Yang, Rodney James Miles and two holding companies to be established by GigaMedia Limited and SCHL, respectively, upon the closing of the Acquisition (the “Shareholders Agreement”); and

(iv)	all other transactions and arrangements contemplated by the Share Purchase Agreement, which is attached as Appendix A to the accompanying proxy statement (we refer to this proposal collectively as the “Acquisition Proposal”).

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” APPROVAL OF THE ACQUISITION PROPOSAL.

Voting

Only holders of record of Ordinary Shares at the close of business on July 2, 2015 (New York Time), the record date, are entitled to notice of, and to vote at, the Meeting. As of July 2, 2015, there were 55,261,661 Ordinary Shares outstanding and entitled to vote. Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

The presence in person or by proxy of two or more shareholders holding an aggregate not less than 33 1/3% of the total number of Ordinary Shares of GigaMedia (excluding treasury shares) is required to constitute a quorum at the Meeting. In the absence of a quorum within 30 minutes after the time appointed for the Meeting, the Meeting shall stand adjourned to the same day next week and will be held on Wednesday, August 12, 2015 at the same time and place. At such adjourned meeting, any one or more shareholders present in person or by proxy will constitute a quorum. Approval of the Acquisition Proposal requires the affirmative vote of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting (or at any adjournment or postponement thereof) and voting (not including abstentions and broker non-votes) on such proposal.

Proxies

Shareholders may elect to vote their shares once, either by attending the Meeting in person, or by executing and delivering to GigaMedia a proxy as detailed below. If your Ordinary Shares are held in “street name” through a bank, broker or other nominee, you may either direct such bank, broker or other nominee on how to vote your shares or obtain a legal proxy from such bank, broker or other nominee to vote your shares at the Meeting.

Proxies are being solicited by our Board of Directors and are being mailed together with this Proxy Statement. Certain of our officers, directors, employees and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy materials, and will reimburse the reasonable expenses of brokerage firms and others for forwarding such proxy materials to the beneficial owners of our shares.

All Ordinary Shares represented by properly executed proxies received by us no later than forty-eight (48) hours prior to the Meeting, that is by no later than 3:00 a.m. August 3, 2015 (New York time), or 3:00 p.m. August 3, 2015 (Hong Kong time), will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. A proxy need not also be a shareholder. If no direction is indicated on the properly executed proxy, the shares will be voted “FOR” each of the matters described above.

We know of no other matters to be submitted at the Meeting other than as specified herein.

A shareholder returning a proxy may revoke it at any time prior to commencement of the Meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the Meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to us at our executive offices located at 8F, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114, Taiwan R.O.C., Attention: Amanda Chang, Investor Contact.

Required Vote

Approval of the Acquisition Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present in person or by proxy at the Meeting and voting on the Acquisition Proposal, excluding abstentions and broker non-votes.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED THAT: Approval be and is hereby given for the acquisition of Strawberry Cosmetics Holdings Limited, a company formed under the laws of the British Virgin Islands (“SCHL”), and the transactions contemplated thereunder, including: (i) the acquisition of 70% of the outstanding shares of SCHL for cash in the amount of approximately US$93.1 million (the “Acquisition”); (ii) the share purchase agreement, dated as of June 26, 2015, by and among GigaMedia Limited and shareholders of SCHL, namely Hans Michael Jebsen, M&M Investor Ltd., Rodney James Miles and Trevor Chi-Hsin Yang (the “Share Purchase Agreement”); (iii) the Shareholders Agreement, to be entered into by and among GigaMedia Limited, M&M Investor Ltd. Hans Michael Jebsen, Trevor Chi-Hsin Yang, Rodney James Miles and two holding companies to be established by GigaMedia Limited and SCHL, respectively, upon the closing of the Acquisition; and (iv) all other transactions and arrangements contemplated by the Share Purchase Agreement.”

Our Board of Directors recommends a vote “FOR” approval of the proposed resolution.

TABLE OF CONTENTS

INTRODUCTION	1

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION	4

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS	8

BUSINESS OF STRAWBERRY COSMETICS	9

RISK FACTORS	13

THE PARTIES TO THE ACQUISITION	19

Our Company	19

Strawberry Cosmetics Holdings Limited	19

Shareholders of SCHL	20

THE EXTRAORDINARY GENERAL MEETING	21

Time and Place of the Meeting	21

Purposes of the Meeting; Proposed Resolutions	21

Recommendation of the Board of Directors of GigaMedia	21

Record Date, Method of Voting and Quorum Requirements	21

Voting Rights and Vote Required	22

Adjournment and Postponement	22

Voting Procedures; Revoking Proxies or Voting Instructions	22

Solicitation of Proxies	23

Questions and Additional Information	24

THE ACQUISITION	25

Background of the Acquisition	25

Our Reasons for Approving the Acquisition	25

Opinion of Financial Advisor	27

Financing of the Acquisition	30

Regulatory Matters	30

THE SHARE PURCHASE AGREEMENT AND THE SHAREHOLDERS AGREEMENT	31

The Share Purchase Agreement	31

Shareholders Agreement	37

Acquisition Financing	40

MARKET PRICE INFORMATION	41

BENEFICIAL OWNERSHIP OF ORDINARY SHARES	42

WHERE YOU CAN FIND MORE INFORMATION	42

OTHER MATTERS	43

QUESTIONS AND ANSWERS ABOUT THE TRANSACTION

The following questions and answers are intended to briefly address certain commonly asked questions regarding the Acquisition Proposal, the Share Purchase Agreement, the Shareholders Agreement and the Meeting. These questions and answers may not address all of the questions that may be important to you as a shareholder of GigaMedia. Please refer to the more detailed information contained elsewhere in this Proxy Statement, the appendices attached to this Proxy Statement and the documents referred to or incorporated by reference in this Proxy Statement, which you are urged to read carefully and in their entirety. See the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 42.

Q:	Why am I receiving this Proxy Statement?

A:	Our company is soliciting proxies for the Meeting. You are receiving this Proxy Statement because you owned Ordinary Shares on July 2, 2015 (New York Time), the record date, and that entitles you to vote at the Meeting. By use of a proxy, you can vote whether or not you attend the Meeting. This Proxy Statement describes the matters on which we would like you to vote and provides information on those matters so that you can make an informed decision.

Q:	What am I being asked to vote on?

A:	You are being asked to vote on the approval of a proposal (which we refer to as the Acquisition Proposal) consisting of the approval of the acquisition of Strawberry Cosmetics Holdings Limited (SCHL) including approval of: (i) the acquisition of 70% of the outstanding shares of SCHL for cash in the amount of approximately US$93.1 million; (ii) the share purchase agreement, dated as of June 26, 2015, by and among GigaMedia Limited and shareholders of SCHL, namely Hans Michael Jebsen, M&M Investor Ltd., Rodney James Miles and Trevor Chi-Hsin Yang; (iii) the Form of Shareholders Agreement, to be entered into by and among GigaMedia Limited, M&M Investor Ltd., Hans Michael Jebsen, Trevor Chi-Hsin Yang, Rodney James Miles and two holding companies to be established by GigaMedia Limited and SCHL, respectively, upon the closing of the Acquisition; (iv) all other transactions and arrangements contemplated by the Share Purchase Agreement, which agreement is attached as Appendix A to this Proxy Statement.

Q:	When will the Acquisition be completed?

A:	We are working to complete the Acquisition as soon as practicable and expect to complete the Acquisition in the third quarter of 2015, but because the Acquisition is subject to governmental and regulatory approvals and certain other conditions, some of which are beyond our and SCHL’s control, the exact timing cannot be predicted nor can it be guaranteed that the Acquisition will ever be completed. The Share Purchase Agreement may be terminated if the Acquisition is not completed by September 15, 2015 (unless such date has been extended by mutual agreement of SCHL and us), provided that the right to terminate the Share Purchase Agreement is not available to any party whose failure to fulfill any obligation under the Share Purchase Agreement had been the cause of or resulted in the failure of the Acquisition to close by September 15, 2015. See the section of this Proxy Statement entitled “The Share Purchase Agreement; Other Agreements - The Share Purchase Agreement - Termination – Effect of Termination” beginning on page 36 for a summary description of these conditions.

Q:	Are there risks I should consider in deciding how to vote on the Acquisition?

A:	Yes. You should carefully read this Proxy Statement in its entirety, including the factors discussed in the section “Risk Factors” beginning on page 13.

Q:	When and where is the Meeting?

A:	The Meeting will be held on Wednesday, August 5, 2015, at 3:00 p.m. (Hong Kong time) at 1404-5 Sunbeam Plaza, 1155 Canton Road, Kowloon, Hong Kong.

Q:	What vote is required for GigaMedia shareholders to approve the Acquisition Proposal?

A:	The approval of the Acquisition Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present in person or by proxy at the Meeting where a quorum is present and voting on the Acquisition Proposal, not including abstentions and broker non-votes.

Q:	How does GigaMedia’s Board of Directors recommend that I vote?

A:	Our Board of Directors has unanimously and approved the Acquisition, the Share Purchase Agreement, the Shareholders Agreement and the other transactions contemplated by the Share Purchase Agreement, and recommends that you vote “FOR” the approval of the Acquisition Proposal.

Q:	Why is GigaMedia’s Board of Directors recommending that I vote “FOR” the approval of the Acquisition Proposal?

A:	Our Board of Directors has unanimously determined that Acquisition, the terms and provisions of the Share Purchase Agreement, the Shareholders Agreement and the other transactions contemplated by the Share Purchase Agreement, are fair to and in the best interests of our company and our shareholders. For additional information see the sections of this Proxy Statement entitled “The Acquisition - Background of the Acquisition” beginning on page 25 and “The Acquisition - Our Reasons for Approving the Acquisition” beginning on page 25.

Q:	Has GigaMedia’s Board of Directors sought any opinion to determine the fairness of the Acquisition Proposal?

We retained Duff & Phelps, LLC (which we refer to as “Duff & Phelps”) to provide to our Board of Directors certain services in relation to the Acquisition Proposal, including to provide an opinion to our Board of Directors as to the fairness of the consideration to be paid in the Acquisition. After conducting certain independent review and analysis, Duff & Phelps provided our Board of Directors its fairness opinion in writing on June 17, 2015, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth therein, the consideration to be paid in the Acquisition is fair from a financial point of view to GigaMedia.

Duff & Phelps’ opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Duff & Phelps in rendering its opinion. Duff & Phelps’ opinion was directed to our Board of Directors and addresses only the fairness, from a financial point of view, of the consideration to be paid in the Acquisition pursuant to the Share Purchase Agreement as of the date of the opinion. It does not address any other aspects of the Acquisition and does not constitute a recommendation as to how any holder of Ordinary Shares should vote on the Acquisition Proposal or any matter related thereto. It also does not indicate that the consideration to be paid for the Acquisition is the best possibly attainable under any circumstances or fair to our shareholders; instead it merely states whether the consideration to be paid for the Acquisition is within a range suggested by certain financial analyses.

The full text of the written opinion of Duff & Phelps is attached hereto as Appendix C. We encourage you to read the opinion carefully and in its entirety. For a summary of the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Duff & Phelps in rendering its opinion, please see the section of this Proxy Statement entitled “The Acquisition - Opinion of Financial Advisor” beginning on page 27.

Q:	What effects will the proposed Acquisition have on our company?

A:	Following the completion of the proposed Acquisition, we will remain a public company and our Ordinary Shares will continue to be listed on NASDAQ. However, our principal operations will be transformed to those current carried out by SCHL. For a detail description of the SCHL’s business operations, please see the section of this Proxy Statement entitled “Business of Strawberry Cosmetics” beginning on page 9.

Q:	What happens if the Acquisition is not completed?

A:	If the Acquisition is not completed for any reason, we will remain a public company and our Ordinary Shares will continue to be listed on NASDAQ. Under certain circumstances related to a termination, as specified in the Share Purchase Agreement, we may be required to pay SCHL a termination fee as described in the section of this Proxy Statement entitled “The Share Purchase Agreement; Other Agreements - The Share Purchase Agreement – Termination – Effect of Termination” beginning on page 36.

Q.	What do I need to do now?

A.	This Proxy Statement contains important information regarding the Acquisition Proposal as well as information about us. It also contains important information regarding the factors considered by our Board of Directors in evaluating the Acquisition Proposal. You are urged to read this Proxy Statement carefully and in its entirety. You should also complete, sign and date the enclosed proxy card and return it in the enclosed envelope. You should also review the documents referenced under the section of this Proxy Statement entitled “Where You Can Find More Information” beginning on page 42.

Q.	How do I vote?

A.	You should indicate on the enclosed proxy card how you want to vote, and date, sign and mail it in the enclosed envelope as soon as possible, so that your shares can be voted at the Meeting. The Meeting will take place on Wednesday, August 5, 2015 at 3:00 p.m. (Hong Kong time), at 1404-5 Sunbeam Plaza, 1155 Canton Road, Kowloon, Hong Kong. Whether or not you submit a proxy, you may attend the Meeting and vote your shares in person.

Q:	What do I do if I want to change my vote?

A:	You may send a written notice of revocation, or send a later-dated, completed and signed proxy card relating to the same shares, to us at our executive offices located at 8F, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114, Taiwan R.O.C., Attention: Amanda Chang, Investor Contact, so it is received prior to the Meeting. Ordinary Shares represented by properly executed proxies received by us not later than forty-eight (48) hours prior to the Meeting will be voted at the Meeting in accordance with the directions on the proxies, unless such proxies have been previously revoked or superseded. Alternatively, you may attend the Meeting and vote in person.

Q:	If my shares are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my shares for me?

A:	Your bank, broker or other nominee will vote your shares only if you provide instructions to your bank, broker or other nominee on how to vote. You should follow the procedures provided by your bank, broker or other nominee regarding the voting of your shares and be sure to provide your bank, broker or other nominee with instructions on how to vote your shares. If your shares are held in “street name” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Q:	Who can vote at the Meeting?

A:	Only those holders of record of outstanding Ordinary Shares at the close of business on July 2, 2015 (New York Time), the record date for the Meeting, are entitled to notice of, and to vote at, the Meeting. As of July 2, 2015, there were 55,261,661 Ordinary Shares outstanding and entitled to vote.

Q:	What happens if I sell my shares before the Meeting?

A:	The record date for the Meeting is earlier than the Meeting and the date that the Acquisition is expected to be completed. If you transfer your Ordinary Shares after the record date but before the Meeting, you will retain your right to vote at the Meeting.

Q:	Who can help answer my questions?

A:	If you have additional questions about the Acquisition Proposal, or would like additional copies of this Proxy Statement or the enclosed proxy card, you should contact:

GigaMedia Limited

Attention: Amanda Chang, Investor Contact

8F, No. 22, Lane 407, Section 2, Tiding Boulevard,

Neihu District, Taipei, Taiwan (R.O.C.)

Email: Amanda.Chang@GigaMedia.Com.tw

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Proxy Statement, including information set forth or incorporated by reference in this document, contains statements that constitute forward-looking information relating to the Acquisition. These forward-looking statements include, without limitation, statements contained in the sections of this Proxy Statement entitled “Questions and Answers about the Acquisition,” “The Acquisition” and “Regulatory Matters” and in statements containing words such as “aim,” “anticipate,” “believe,” “consider,” “continue,” “estimate,” “expect,” “going forward,” “intend,” “ought to”, “plan,” “potential,” “predict,” “project,” “propose,” “seek,” “may,” “might,” “can,” “could,” “will,” “would,” “shall,” “should”, “is/are likely to,” the negative form of these words and other similar words or phrases. These statements, which are based on information currently available to us, are not guarantees and involve risks and uncertainties that could cause actual results to materially differ from those expressed in, or implied by, these statements. These forward-looking statements speak only as of the date on which the statements were made and we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statement included in this Proxy Statement or elsewhere. In addition to other factors and matters contained or incorporated in this document, these statements are subject to risks, uncertainties, and other factors.

In light of the significant uncertainties inherent in the forward-looking statements contained herein, readers should not place undue reliance on forward-looking statements. We cannot guarantee any future results, including with respect to the Acquisition. The statements made in this Proxy Statement represent our views as of the date of this Proxy Statement, and it should not be assumed that the statements made herein remain accurate as of any future date. Moreover, we assume no obligation to update forward-looking statements or update the reasons that actual results could differ materially from those anticipated in forward-looking statements, except as required by law.

BUSINESS OF STRAWBERRY COSMETICS

The following describes the business of Strawberry Cosmetics Holdings Limited and the website it operates, StrawberryNet, which is the subject of our acquisition and will become the principal operations of GigaMedia subsequent to the closing of the Acquisition.

Overview

Strawberry Cosmetics Holdings Limited, or SCHL, operates an online store, StrawberryNet, that specializes in the sale of skincare, makeup, hair care, perfume and home scents products directly to the consumer. StrawberryNet sells only genuine branded products and does not sell any generics, imitations or knock-offs. As of June 30, 2015, StrawberryNet offers its customers over 30,000 stock keeping units (“SKU”) of products from over 750 brands, including many hard-to-find or discontinued items, at a various range of discounts from the brand’s recommended retail price. In addition to competitive pricing, StrawberryNet also offers free standard shipping worldwide, subject to certain conditions, and an option for paid express shipping. For the six months ended June 30, 2015, the geographical regions that made the highest contribution to StrawberryNet’s revenues include Australia, USA, New Zealand, China, Japan, U.K., and South Korea. StrawberryNet also provides loyalty program for further discount by return customers and volume discount for bulk purchases. Third party online retailer can also join StrawberryNet’s partner program to feed StrawberryNet’s products directly to that retailer’s website and receive a profit through the difference between the retail sale price and discount provided by StrawberryNet.

StrawberryNet’s online store provides its customers with superior features, pricing and convenience. Over 30,000 SKU of cosmetics, fragrances and related products are displayed in a framed format, which allows for easy and simple navigation with one button click. Live customer service representatives are also available to answer questions on a 24/7 basis. There are special sections of the store offering skincare, makeup, hair care, perfume, men’s skincare, men’s cologne, home scents, gift sets and special products. The online store features the ability to search for any product by brand, name or price. Customers make purchase through a simple click of a button to add items to the customer’s shopping cart and to check out on a secure server. When a customer is finished shopping, clicking on the checkout button allows for easy checkout with the customer having a number of options of payment, including all major credit cards, such as Visa, Mastercard and American Express, and many third party electronic payment processing companies such as PayPal, KCP, Alipay and Tenpay. Money order and bank draft payments are also available by special arrangements. Within seconds following every purchase order placed with StrawberryNet, the customer receives an e-mail confirmation detailing all aspects of the customer’s order. The website StrawberryNet.com is not a part of this Proxy Statement.

StrawberryNet has a comprehensive sourcing network of over 150 suppliers that allows for the availability of over 30,000 SKU on a daily basis. The inventory availability is indicated on its website on a real-time basis and inventory levels are replenished many times each day. The goods are not shipped to the customer until authorization from the credit card or online payment companies is obtained.

Market

Top four categories of beauty products worldwide in 2014 were skin care, hair care, color cosmetics and fragrances, which were also the major categories in StrawberryNet and contribute significant sales revenues. StrawberryNet’s comprehensive sales and distribution network cover all the major countries worldwide, with increasing contributions from the fast growing economies in Asia. StrawberryNET.com is translated into 38 languages, and has a customer base of over 3 million customers. In 2014, approximately 38.6%, 9.4%, 8.8%, 8.4% and 5.5% of StrawberryNet’s sale were to customers located at Australia, United States, China, New Zealand and Japan, respectively. Upon our acquisition, we intend to expand StrawberryNet’s sales in other emerging market economies.

Strategy

StrawberryNet’s main strategy is to maintain a wide range of authentic cosmetics, skincare, fragrances and related products on a reputable online retail platform on a global basis, which is supported by reliable fulfillment services in order to attract new and recurring customers. In addition, it aims to set itself apart from competitors by its product quality and authenticity, sourcing capability, global reach and reputation, high quality customer services and reasonable prices. As a comprehensive online retail platform, StrawberryNET does not rely on any large individual customers or group of customers. StrawberryNet uses online marketing and maintains its website in 38 languages to attract international customers and maintain its overall brand awareness in the international market. StrawberryNet expects to increase its direct sales in the markets where there already exist strong relationships with local retailers in order to increase revenue and to further enhance the brand recognition of StrawberryNet. To maintain its competitiveness in its various key markets, StrawberryNET has begun formulating potential country-specific strategies to increase its penetration specific markets.

To attract and maintain customers, StrawberryNET has developed certain pricing and promotional schemes, including a loyalty bonus scheme and volume discount programs, which provide various levels of discounts to its loyal and high volume customers.

Marketing

The goal of StrawberryNet’s marketing strategy is to build brand recognition, increase customer traffic, retaining existing customers, acquiring new customers, build strong customer loyalty, maximize reorders, and develop incremental revenue opportunities.

To maintain its overall brand image and increase its brand awareness, StrawberryNET’s website and delivery packaging have a consistent logo design and color themes. Its website is currently offered in three separate platforms (also with uniform image and site designs), which include its main website, a mobile website and mobile applications for tablets. StrawberryNet will continue to enhance its website and ameliorate the online shopping experience of its customers, and, furthermore, differentiate the popular products for promotion in accordance with different countries’ preferences and fashion trends. StrawberryNET also operates its own specialized photo studios to produce media content that best illustrate the products without infringing any potential copyrights.

StrawberryNet’s integrated marketing campaign in multiple languages includes e-mail and online marketing. The e-mail that StrawberryNet sends to its customers highlight new promotions and products, and provide special previews and events to customers who have asked to be included in its e-mailing list. In addition, StrawberryNet has also established a variety of relationships with several Internet sites to build traffic and attract customers, which is done on a cost per click basis on search engines such as Google, Yahoo, Bing, Baidu and Yandex. StrawberryNet makes its website more available to Internet consumers by purchasing targeted keywords and achieving prominent placement on the top search engines and social networks. StrawberryNET has also established a specialized social marketing team to promote its brand and presence across major global social networking platforms such as Facebook and Twitter through viral marketing campaigns.

In addition, StrawberryNet also sells its products through more than 1,000 partner sites, smaller wholesalers or resellers in over 30 countries and features its products on various mass online platforms including Amazon, eBay and Tmall. StrawberryNet will leverage its broad countries coverage to further penetrate the Asian markets including, Greater China, South East Asia, Japan and Korea, and moreover, the various emerging markets, including but not limited to the Middle East, Brazil and other countries.

Sourcing

StrawberryNet purchases and sells genuine brand-name products only. StrawberryNET has developed a robust and reliable sourcing network comprising more than 150 suppliers from Europe, the United States and Asia. StrawberryNet purchases its inventory from a variety of sources including brand-name companies, wholesalers and retailers. This sourcing network is able to provide reliable and consistent supply of over 30,000 SKU of cosmetics, skincare, haircare and perfume related products. StrawberryNET believes this is a wider selection of products than offered by most traditional and online cosmetics and fragrance sellers worldwide. StrawberryNet does not enter into any restrictive or exclusive suppliers’ contracts and may obtain its inventory directly from any number of suppliers depending on which offers the most favorable selection, pricing, quality and quantity terms.

Fulfillment

Out of its self-operated warehouse and office building located in Hong Kong with a total area of over 170,000 square feet, StrawberryNet maintain its inventory and fulfill all customer orders from over 200 countries/territories globally. StrawberryNet’s in-house fulfillment and distribution operation include the management of the entire supply chain, beginning with the placement of the order, continuing through order processing, and then fulfilling and shipping of the product to the customer. StrawberryNet offers a variety of shipping options. Its free standard shipping generally delivers to major cities around the world in four to six business days and remote areas within 14 business days. Express shipping allows products to be delivered generally within two or three days. StrawberryNet ships to anywhere in the world served by third party delivery companies.

StrawberryNet also performs fulfillment for other third-party partner or affiliate websites as an additional source of revenue.

Technology

StrawberryNet uses its internally developed website and a combination of proprietary technologies and commercially available licensed technologies and solutions to support its call centers, e-commerce, order entry, inventory control and fulfillment operations. StrawberryNet’s systems are custom configured to optimize its computer telephone integration and e-mail-order processing. The systems are designed to maintain a large database of specialized information and process a large volume of orders efficiently and effectively. StrawberryNet’s systems provide real time product availability information to its customers through its website and to its customer service representatives updated customer information to enhance its services.

StrawberryNET’s website is currently offered in three separate platforms, which include its main website, a mobile website and mobile applications for tablets. To ensure reliable and speedy access to StrawberryNET from different parts of the world, it has contracted Akamai as its content delivery network provider.

Firewall and extended SSL encryption certificate have been installed to minimize chances of data compromise. StrawberryNET’s shopping platform complies with the highest standard for processing online credit payment transactions under the payment card industry data security standard, or PCI DSS (Level I).

StrawberryNet also has an integrated direct connection for processing credit cards to ensure that a valid credit card number and authorization have been received at the same time its customer service representatives are on the phone with the customer or when a customer submits an order on its website. Information available on the systems include records of all prior contact with a customer, the customer’s address, phone number, e-mail address, order and payment history and other notes taken. Currently, its primary computer infrastructure is located in Hong Kong. It also has other data centers used for backups, redundancy, development, testing and disaster recovery among its corporate systems infrastructure.

Intellectual Property

StrawberryNet relies on various intellectual property laws and contractual restrictions to protect its proprietary rights in services and technology, including confidentiality, invention assignment and nondisclosure agreements with employees and contractors. In addition, StrawberryNet pursues the registration of its trademarks, service marks, domain name and variations thereon in various countries.

Competition

StrawberryNet’s online store competes against a number of retailers within different channels of distribution. Its competition includes (i) traditional department stores and perfume retailers that compete based not on price, but on advertising and promotions, (ii) specialty retailers that compete based on pricing, (iii) mass-market retailers that emphasize convenience purchasing, (iv) online stores maintain by the brands directly, (v) general online malls with a cosmetic or fragrance section, (vi) flash sale and group buy sites that carry cosmetics and fragrances from time to time, (vii) other mass online retailer.

Management believes that traditional ‘brick and mortar” retailers face a number of challenges in providing a satisfying shopping experience for consumers:

•	The number of SKUs and the amount of product inventory that a traditional retailer can carry in a store is constrained by the store’s physical space, thereby limiting selection.

•	Due to the significant costs of carrying inventory in multiple store locations, traditional retailers focus their product selection on the most popular products that produce the highest inventory turns, thereby further limiting consumer selection.

The unique characteristics of the Internet provide a number of advantages for retail sellers. Online sellers are able to display a larger number of products than traditional store-based or catalog sellers at a lower cost. In addition, online sellers are able to frequently adjust their featured selections, editorial content and pricing, providing significant merchandising flexibility. Online sellers also benefit from the minimal cost to conduct business on the Internet, the ability to reach a large group of customers from a central location, and the potential for low-cost customer interaction. Unlike traditional channels, online sellers do not have the burdensome costs of managing and maintaining a retail store infrastructure or the significant printing and mailing costs of catalogs. Online sellers can also easily obtain demographic and behavioral data about customers, increasing opportunities for direct marketing and personalized services.

Notwithstanding these advantages, our management also recognizes that internet retail is also intensely competitive and has relatively low barriers to entry. Our management believes that competition in this industry is based predominantly on:

•	price;

•	product quality and selection;

•	shopping convenience;

•	website recognition and reputation;

•	website organization, functionality and load speed;

•	order processing and fulfillment;

•	order delivery time; and

•	customer service.

Currency exchange

StrawberryNet sources products from many countries and may sell the products to a variety of different countries. As a result, fluctuation in the international currency exchange rate may affect its sales, in addition to non-operating income. Historically, StrawberryNet does not enter into currency hedging instruments. We may, however, modify our procurement strategy from time to time, so that, for example, we may benefit from EURO currency depreciation or other adjustments, to achieve a better the margin.

Seasonality and fashion trends

In general, the cosmetics and fragrances retail business is affected by seasonality, which historically has resulted in higher sales volume during the fourth quarter of a calendar year. In addition, the business also fluctuates according to changes in customer preferences dictated in part by fashion trends.

Employees

As of June 30, 2015, SCHL employed approximately 300 individuals and considers its relationship with its employees to be stable, excellent and with low turnover. Most of SCHL’s management team has been long-serving and as a whole has significant experience in the areas of e-commerce, sourcing of beauty related products, marketing, financial control and technology. None of StrawberryNet’s employees are represented by unions.

Financials

Net Revenue of SCHL based on the audited accounts (for the full year financials) and management accounts (for the quarterly financials) under the Hong Kong Financial Reporting Standards (“HKFRS”) in 2012, 2013, 2014 and the three months ended March 30, 2014 and 2015 were approximately HK$2,041.0 million, HK$1,858.6 million, HK$1,691.5 million, HK$418.1 million and HK$363.2 million, respectively. Gross profits for the respective periods were approximately HK$755.8 million, HK$702.3 million, HK$632.0 million, HK$160.0 million and HK$138.8 million. Net income (loss) for 2012, 2013 and 2014 were approximately HK$79.0 million, HK$18.6 million and HK$(17.0) million, respectively. Net income (loss) before income tax for the three months ended March 30, 2014 and 2015 were approximately HK$2.4 million and HK$(2.8) million, respectively. As of March 31, 2015, SCHL had total assets of approximately HK$675.1 million, total liabilities of approximately HK$440.2 million and total stockholders’ equity of approximately HK$235.0 million.

RISK FACTORS

In addition to the other information included in this Proxy Statement, including the matters addressed under the caption titled “Cautionary Statement Concerning Forward-Looking Statements” on page 8, you should carefully consider the following risk factors in determining how to vote at the Meeting. The following is not intended to be an exhaustive list of the risks related to the Acquisition and you should read and consider the risk factors described under Part 1, Item 3.D, “Key Information - Risk Factors” of the Company’s Annual Report on Form 20-F for the year ended December 31, 2014, which is on file with the SEC, and is incorporated by reference into this Proxy Statement.

RISKS CONCERNING THE ACQUISITION PROCESS

Failure to complete the Acquisition could negatively impact our stock price, business, financial condition, results of operations or prospects.

The Acquisition is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Share Purchase Agreement and Shareholders Agreements-The Share Purchase Agreement-Conditions Precedent” beginning on page 34, including, among others, that we shall have obtained our shareholder approval of the Acquisition.

We cannot assure you that each of the conditions will be satisfied. In addition, the Share Purchase Agreement may be terminated under the circumstances described in the section entitled “The Share Purchase Agreement and Shareholders Agreements - The Share Purchase Agreement - Termination Provisions” beginning on page 35. If the conditions are not satisfied or waived in a timely manner and the Acquisition will be delayed. If the Acquisition is not completed (including in the case the Share Purchase Agreement is terminated), our ongoing business may be adversely affected and, without realizing any of the benefits of having completed the Acquisition, we will be subject to a number of risks, including the following:

•	we may be required to pay shareholders of SCHL a termination fee if the Acquisition is terminated under various circumstances described in the section entitled “The Share Purchase Agreement and Shareholder Agreements - The Share Purchase Agreement - Effect of Termination” beginning on page 36;

•	we will be required to pay certain costs relating to the Acquisition, including substantial legal and accounting fees, whether or not the Acquisition is completed;

•	the price of our Ordinary Shares may decline to the extent that the current market price reflects a market assumption that the Acquisition will be completed; and

•	during the period before completion of the Acquisition our management’s attention may be diverted from the day-to-day business of our Company, when it could otherwise have been devoted to other opportunities that may have been beneficial to us as an independent company, and there may be business disruption that may detract from our ability to grow revenues and minimize costs.

We also could be subject to litigation related to any failure to complete the Acquisition or related to any enforcement proceeding commenced against us to perform our obligations under the Share Purchase Agreement. If the Acquisition is not completed, these risks may materialize and may adversely affect the price of our Ordinary Shares, business, financial condition, results of operations or prospects.

The fact that there is an acquisition pending could harm our business, revenue and results of operations.

While the acquisition is pending, it creates uncertainty about our future. As a result of this uncertainty, customers may decide to delay, defer or cancel purchases of our products or services pending completion of the Acquisition or termination of the Share Purchase Agreement. If these decisions represent a significant portion of our anticipated revenue, our results of operations and quarterly revenues could be substantially below the expectations of investors.

In addition, while the Acquisition is pending, we are subject to a number of risks that may harm our business, revenue and results of operations, including:

•	the risk of diversion of management and employee attention and potential business disruption that may detract from our ability to grow revenues and minimize costs;

•	we have and will continue to incur significant expenses related to the Acquisition prior to its closing; and

•	we may be unable to respond effectively to competitive pressures, industry developments and future opportunities.

Our current and prospective employees may be uncertain about their future roles and relationships with the Company following completion of the Acquisition. This uncertainty may adversely affect our ability to attract and retain key personnel.

If the Acquisition is not consummated by September 15, 2015, either we or SCHL may, under certain circumstances which may be beyond our control, choose not to proceed with the Acquisition.

The Acquisition is subject to the satisfaction or waiver of certain closing conditions described in the section entitled “The Share Purchase Agreement and the Shareholders Agreement - The Share Purchase Agreement - Conditions Precedent” beginning on page 34 and set forth in the Share Purchase Agreement attached to and included in this Proxy Statement as Appendix A. The satisfaction of certain of these conditions is beyond our control, such as the receipt of our shareholders’ approval of the Acquisition. If the Acquisition has not been completed by September 15, 2015, either GigaMedia or SCHL may freely terminate the Share Purchase Agreement, unless the failure of the Acquisition to be completed has resulted from or was principally caused by the failure of the party seeking to terminate the Share Purchase Agreement to perform its obligations. Specifically, in the event of termination of the Share Purchase Agreement without fault of either party as described in the section entitled “The Share Purchase Agreement and Shareholders Agreements - The Share Purchase Agreement - Termination” beginning on page 35, the Share Purchase Agreement will immediately become void and there will be no liability or obligation on the part of GigaMedia and SCHL, except that certain provisions relating to confidentiality and other general provisions will survive termination and provided that no party will be relieved from liability for any breach of any obligations under the Share Purchase Agreement. In the event of termination of the Share Purchase Agreement by either the part of SCHL or GigaMedia if one party fails to be present at the closing resulting in the closing not to take place despite all other conditions precedents as described in the Share Purchase Agreement have been satisfied, the defaulting party would pay to the non-defaulting party a termination fee in cash in an amount equal to US$2,793,000 (without setoff, withholding or other deduction).

RISKS CONCERNING THE OPERATION OF SCHL UPON COMPLETION OF THE ACQUISITION

We need to maintain or further establish recognition for our website.

We believe that further establishing, maintaining and enhancing the website StrawberryNET.com will be a critical aspect of our efforts to attract and expand our online traffic. The number of Internet sites that offer competing services, many of which already have well established brands in online services or the retail industry generally, increases the importance of establishing and maintaining brand name recognition. Promotion of our websites will depend largely on our success in providing a high quality online experience supported by a record of providing genuine products and a high level of customer service. In addition, to attract and retain online users, and to promote and maintain our Websites in response to competitive pressures, we may find it necessary to increase substantially our advertising and marketing expenditures. If we are unable to provide high quality services or customer support, or otherwise fail to promote and maintain our websites, or if we incur excessive expenses in an attempt to promote and maintain our websites, our long-term growth prospects could be adversely affected.

The revenue and customer number growth has slowed down in recent years and will continue to pose challenge to us.

In the past three years, SCHL’s annual numbers of orders have grown only by 0.2%. Taking into account the increase in logistic costs, the average profit margin per order had also decreased. As a result, SCHL’s total number of customers had decreased by approximately 23.5% from 2011 to 2014. Factors attributable to this trend include:

•	SCHL sources products from many countries and may sell the products to a variety of different countries, as a result, fluctuation in the international currency exchange rate may affect its sales, in addition to non-operating income. For example, the value of Australian dollar had been depreciating generally since 2013. As a result, SCHL’s product sales prices in Australia were not as attractive as the ones provided by other local e-commerce shops in Australia. Revenue attributable from sales to Australia decreased by approximately 19.6% in 2014.

•	SCHL does not have any country-specific strategy to penetrate into certain fast growing markets or maximize its sales potential in certain key markets. As such, SCHL has not maximized the potential benefits from its existing exposure in certain fast-growing markets, including the Mainland Chinese market. Although SCHL’s total revenue from Mainland China currently represents approximately 8% of its total revenue, SCHL did not have a country-specific strategy to focus on the Mainland Chinese market.

•	SCHL’s business model of providing a large selection of products, including many hard-to-find or discontinued items, requires a large inventory, resulting in low inventory turnover (approximately 180 days in 2014). This has tied up SCHL’s working capital. To clear the slow-moving inventory, SCHL has to regularly conduct discount promotions which have lowered SCHL’s profit.

We cannot assure you that we will be able to overcome these business challenges. If we are unable to provide appropriate countermeasures, our business, financial condition and results of operations could be adversely affected.

We may be subject to allegations and lawsuits claiming that items listed on our marketplaces are counterfeit or our reputation may be tainted by other internet retailers who sold counterfeit products.

We aim to ensure all products sold by us are genuine brand-name products by vetting all of our sources. However, as we source from over 150 suppliers, we cannot assure you that all products sold by us will be genuine, notwithstanding our best efforts and intention. If any of our products are found to be counterfeit, our reputation could be tarnished and our brand would be eroded. Furthermore, reputation of a few Mainland Chinese Internet retailers have been tarnished recently by certain negative publicity, specifically among retail platform that cannot fully verify the authenticities of the product sold by their fulfillment partners. Notwithstanding that SCHL has a different business model and it has an experienced sourcing team which have been working in the beauty industry for many years, and SCHL fulfills all of its customers’ orders directly from its self-operated warehouses, there remains a possibility that its reputation may also be affected as a result of the erosion of the reputation of all Internet retailers as whole.

We do not have long-term contracts with most of our suppliers.

We do not have formal long-term agreements with most of our suppliers that provide us with control over the long-term availability of all products or the continuation of particular pricing practices. Our contracts with suppliers typically also do not restrict such suppliers from selling products to other buyers. We cannot assure you that our current suppliers will continue to sell products to us on current terms or that we will be able to establish new or otherwise extend current supply relationships to ensure product acquisitions in a timely and efficient manner and on acceptable commercial terms. In addition, in order to entice new suppliers to open up relationships with us, we sometimes are required to either make prepayments or agree to shorten payment terms. Our ability to develop and maintain relationships with reputable suppliers and obtain high quality merchandise is critical to our success. If we are unable to develop and maintain relationships with suppliers that would allow us to obtain a sufficient amount and variety of quality merchandise on acceptable commercial terms, our ability to satisfy our customers’ needs, and therefore our long-term growth prospects, would be adversely affected.

Brand owners could establish procedures to limit our ability to purchase products indirectly.

Brand owners have implemented, and are likely to continue to implement, procedures to limit or control off-price retailers’ ability to purchase products indirectly. In addition, several brand owners have distinctive legal rights rendering them, or their designated distributors, the only legal importer of their respective brands into a specific region. As we sell over 30,000 products from 750 brands to over 200 countries, we do not have the resources to fully monitor that the various licensing rights and custom regulations. We may be subject to lawsuits by brand owners and distributors and our goods may be confiscated by customs of the respective jurisdiction.

Our failure to properly manage our inventory may result in excessive inventory carrying costs, or inadequate supply of products, which could materially adversely affect our financial condition and results of operations.

Our current product line contains approximately 30,000 stock keeping units or SKUs. We need to properly manage our inventory to provide an adequate supply of these products and avoid excessive inventory of the products representing the balance of the SKUs. We generally place orders for products with our suppliers based upon our internal estimates of the amounts of inventory we will need to fill future orders. These estimates may be significantly different from the actual orders we receive. In the event that subsequent orders fall short of original estimates, we may be left with excess inventory.

Furthermore, fashion trends can change rapidly, and our business is highly sensitive to such changes. We cannot accurately anticipate all shifts in fashion trends that affect usage of cosmetics and fragrances and adjust our merchandise mix to appeal to changing consumer tastes in a timely manner. If we misjudge the market for our products or are unsuccessful in responding to changes in fashion trends or in market demand, we could experience insufficient or excess inventory levels or higher markdowns, either of which would have an adverse effect on our business, prospects, financial condition and results of operations.

We are heavily dependent on third party relationships, and failure by a third party could adversely interrupt our business.

We are heavily dependent upon our relationships with third party delivery companies like Direct Link, Logistics Consultants International and Grand Time, and third party electronic payment processing companies such as PayPal, KCP, Alipay and Tenpay to service our customers’ needs. To the extent that there is a slowdown in mail service or package delivery services, whether as a result of labor difficulties, terrorist activity or otherwise, our cash flow and results of operations would be negatively affected during such slowdown, and the results of such slowdown would have a long-term negative effect on our reputation with our customers. The failure of our credit card processors, web hosting provider, logistic shipping provider and third party call center to properly perform their services for us would cause similar effects.

Since all of our operations are housed in a single location, we are more susceptible to business interruption in the event of damage to or disruptions in our facility.

Our headquarters and distribution center are located in one location in Hong Kong, and most of our shipments of products to our customers are made from this sole distribution center. We have no present plans to establish any additional distribution centers or offices. Because we consolidate our operations in one location, we are more susceptible to power and equipment failures, and business interruptions in the event of fires, floods, earthquake and other natural disasters than if we had additional locations. We cannot assure you that we are adequately insured to cover the amount of any losses relating to any of these potential events, business interruptions resulting from damage to or destruction of our headquarters and distribution center, or power and equipment failures relating to our call center or websites, or interruptions or disruptions to major transportation infrastructure, or other events that do not occur on our premises. The occurrence of one or more of these events could adversely affect our ability to generate revenues in future periods.

We are in competition with companies that are much larger than ourselves.

E-commerce generally, and in particular, the online retail apparel and fashion accessories market, is a dynamic, high-growth market that is rapidly changing and intensely competitive. Our competition for customers comes from a variety of sources including (i) traditional department stores and perfume retailers that compete based not on price, but on advertising and promotions, (ii) specialty retailers that compete based on pricing, (iii) mass-market retailers that emphasize convenience purchasing, (iv) online stores maintain by the brands directly, (v) general online malls with a cosmetic or fragrance section, (vi) flash sale and group buy sites that carry cosmetics and fragrances from time to time, (vii) other mass online retailer.

Competition in our industry has intensified, and we expect this trend will continue as the list of our competitors grows. We believe that the principal competitive factors in our market include: (i) price; (ii) product quality and selection; (iii) shopping convenience; (iv) website recognition and reputation; (v)website organization, functionality and load speed; (vi) order processing and fulfillment; (vii) order delivery time; and (viii) customer service.

Some of our competitors and potential competitors have significantly greater financial and human resources, greater brand name recognition and larger customer base. Further, any of them may enter into strategic or commercial relationships with larger, more established and well-financed companies, including exclusive distribution arrangements with our suppliers that could deny us access to key products or needed services, or acquisitions of our suppliers or service providers, having the same effect.

Some of them do or could devote greater resources to marketing and promotional campaigns and devote substantially more resources to their website and systems development than we do. In particular, certain Chinese players have invested in supply chain operations that decrease product shipping times to their customers, or have options for in-store product pick-up options or allow in-store returns and offer other delivery and returns options that we do not have. New technologies and the continued enhancement of existing technologies and developments in related areas, such as same-day product deliveries, also may increase competitive pressures on us. We cannot assure you that we will be able to compete successfully against current or future competitors or address increased competitive pressures

Our success is dependent upon our ability to retain and attract key personnel.

We believe the success of StrawberryNet will depend to a significant extent on the efforts and abilities of its executive personnel. In particular, we rely upon their strategic guidance, their relationships and credibility in the supplier communities and their ability to recruit key operating personnel. However, we cannot assure you that any of them will not terminate their employment earlier. The loss of the services of any of our key personnel could have a material adverse effect on our credibility in the vendor communities and our ability to recruit new key operating personnel.

Our operations will also depend to a great extent on our ability to attract new key personnel with relevant experience and retain existing key personnel in the future. The market for qualified personnel is extremely competitive. Our failure to attract additional qualified employees could have a material adverse effect on our prospects for long-term growth.

Security breaches to our systems and database could interrupt our business and negatively affect our reputation with customers.

A fundamental requirement for online commerce and communications is the secure transmission of confidential information over public networks. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms we use to protect customer transaction and personal data contained in our customer database. A party who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations. In order to guard against such compromise of our security measures, our expenses may include organizational changes, deploying additional personnel and protection technologies, training employees, and engaging third party experts and consultants. If any such compromise of our security were to occur, it could have an adverse effect on our reputation with customers, thereby affecting our long-term growth prospects. In addition, we may be required to expend significant capital and other resources to protect against such security breaches or to remediate problems caused by such breaches. Remediation costs may include liability for stolen assets or information and repairing system damage that may have been caused. Remediation costs may also include incentives offered to customers or other business partners in an effort to maintain the business relationships after an attack. We may also suffer lost sales, loss of customers and/or reputational damage from a compromise of our security measures.

We may be liable for product liability claims.

We sell products manufactured by third parties, some of which may be defective. If any product that we sell were to cause physical injury or injury to property, the injured party or parties could bring claims against us as the retailer of the product. Our insurance coverage may not be adequate to cover every claim that could be asserted. If a successful claim were brought against us in excess of our insurance coverage, it could have a material adverse effect on our cash flow and on our reputation with customers. Unsuccessful claims could result in the expenditure of funds and management time and could have a negative impact on our business.

We may be liable for infringing on the intellectual property rights of others.

Third parties may assert infringement claims against us. From time to time in the ordinary course of business, we have been, and we expect to continue to be, subject to claims alleging infringement of the trademarks, patents and other intellectual property rights of third parties. These claims and any resulting litigation, if it occurs, could subject us to significant liability for damages. Any such claim, with or without merit, could be time consuming, result in costly litigation or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements might not be available on terms acceptable to us, or at all. As a result, any such claim of infringement against us could have an adverse effect upon our business, financial condition and results of operations. In addition, even if we prevail, litigation could be time-consuming and expensive and could result in the diversion of our time and attention. Any claims from third parties may also result in limitations on our ability to use the intellectual property subject to these claims unless we are able to enter into agreements with the third parties making these claims.

We cannot guarantee the protection of our intellectual property.

Our intellectual property is critical to our success, and we rely on trademark, copyright, domain names and trade secret protection to protect our proprietary rights. Third parties may infringe or misappropriate our trademarks or other proprietary rights, which could have a material adverse effect on our business, prospects, results of operations or financial condition. While we enter into confidentiality agreements with our employees, consultants and strategic partners and generally control access to and distribution of our proprietary information, the steps we have taken to protect our proprietary rights may not prevent misappropriation. We are pursuing registration of various trademarks, service marks and domain names worldwide. Effective trademark, copyright and trade secret protection may not be available in every country, and there can be no assurance that the courts will afford us any protection for our intellectual property. There also can be no assurance that any of our intellectual property rights will not be challenged, invalidated or circumvented. Moreover, even to the extent that we are successful in defending our rights, we could incur substantial costs in doing so.

We face legal uncertainties relating to the Internet in general and to our industry in particular that may become subject to costly government regulation.

We are not currently subject to direct regulation by any domestic or foreign governmental agency, other than regulations applicable to businesses generally, and laws or regulations directly applicable to online commerce. However, it is possible that laws and regulations may be adopted that would apply to the Internet and other online services. Furthermore, the growth and development of the market for online commerce may prompt calls for more stringent consumer protection laws that may impose additional burdens on those companies conducting business online. The adoption of any additional laws or regulations may increase our cost of doing business and/or decrease the demand for our products and services and increase our cost of doing business.

We face uncertainties relating VAT and other taxes.

We sell globally to over 200 countries. The taxation laws and regulations are different from jurisdiction to jurisdiction and may change in the future, and one or more jurisdictions may seek to impose additional tax collection obligations on out-of-jurisdiction companies, such as us, that engage in online commerce. In particular, certain jurisdictions have recently enacted or are considering enacting laws, which would require an e-commerce retailer to collect sales tax on sales to customers in that jurisdiction if it uses any marketing affiliates in that jurisdiction. The enactment of any such law in any jurisdiction will require us to either collect additional tax from customers in such jurisdiction, which could decrease customer demand. A successful assertion by one or more jurisdictions that the sale of various products by us is subject to additional taxes, could subject us to additional liabilities and, to the extent that we pass such costs on to our customers, could decrease our sales.

THE PARTIES TO THE ACQUISITION

Our Company

We, GigaMedia Limited, are a diversified media, entertainment and communications company with online game operations in Taiwan, Hong Kong and Macau and a cloud computing software and services business based in Taipei. In online games, we own 100% of and operate FunTown, an online game portal in Taiwan and Hong Kong. We also own a majority interest in FingerRockz, a Taiwan-based developer and publisher of mobile games and apps. In cloud computing, we own 100% of and operate GigaCloud, a provider of cloud computing solutions and related services focused on the emerging cloud services market for the small and medium enterprises in Greater China.

A substantial portion of our revenue is derived from our PC-based online games including MahJong games and other casual games offered in Taiwan and Hong Kong by FunTown and the licensed massively multi-player online (MMO) game, Tales Runner. Revenues from our PC-based games have been in decline recently, reflecting the overall shift in player preferences away from PC-based games to browser-based games and mobile games. This decline in the popularity of PC-based online games, and declines in the popularity of online games in general, has adversely affect our business, financial condition and results of operations in recent years. To maintain competitiveness in our business, we regularly invest in enhancing, improving, expanding or upgrading our games as well as seeking opportunities in other e-commerce space, including the subject Acquisition Proposal.

Our revenue in 2012, 2013, 2014 and the three months ended March 30, 2014 and 2015 were approximately US$27.5 million, US$15.0 million, US$9.8 million, US$2.2 million and US$3.2 million, respectively. Gross profits for the respective periods were approximately US$16.1 million, US$7.4 million, US$1.9 million, US$1.0 million and US$0.7 million. Net Income (loss) for the respective periods were approximately US$(16.1) million, US$(35.1) million, US$(5.0) million, US$(2.8) million and US$5.2 million. As of March 31, 2011, SCHL had total assets of approximately US$108.9 million, total liabilities of approximately US$30.1 million and total stockholders’ equity of approximately US$78.8 million.

This Proxy Statement incorporates important business and financial information about GigaMedia from other documents that are not included in or delivered with this information statement. For a list of the documents incorporated by reference in this Proxy Statement, see “Where You Can Find More Information”.

Strawberry Cosmetics Holdings Limited

Strawberry Cosmetics Holdings Limited, or SCHL, operates an online store, StrawberryNet, that specializes in the sale of brand-name skincare, makeup, hair care, perfume and home scents directly to the consumer. StrawberryNet sells only genuine branded products and does not sell any generics, imitations or knock-offs. As of June 30, 2015, StrawberryNet offers its customers over 30,000 products from over 750 brands, including many hard-to-find or discontinued items, at discounts of up to 70% from the brand’s recommended retail price. In addition to competitive pricing, StrawberryNet also offers free standard shipping worldwide, subject to certain conditions, and an option for paid express shipping. Where a value added tax (VAT) is applicable for internet purchases, StrawberryNet also offers a refund on VAT, so long as the destination country permits such a refund. For the six months ended June 30, 2015, the geographical regions that made the highest contribution to StrawberryNet’s revenues include Australia, USA, New Zealand, China, Japan, U.K. and South Korea. StrawberryNet also provides loyalty program for further discount by return customers and volume discount for bulk purchases. Third party online retailer can also join StrawberryNet’s partner program to feed StrawberryNet’s products directly to that retailer’s website and receive a profit through the difference between the retail sale price and discount provided by StrawberryNet.

The principal executive office of SCHL is located in Hong Kong. SCHL is a private company incorporated in the British Virgin Islands.

Net Revenue of SCHL based on the audited accounts (for the full year financials) and management accounts (for the quarterly financials) under HKFRS in 2012, 2013, 2014 and the three months ended March 30, 2014 and 2015 were approximately HK$2,041.0 million, HK$1,858.6 million, HK$1,691.5 million, HK$418.1 million and HK$363.2 million, respectively. Gross profits for the respective periods were approximately HK$755.8 million, HK$702.3 million, HK$632.0 million, HK$160.0 million and HK$138.8 million. Net income (loss) for 2012, 2013 and 2014 were approximately HK$79.0 million, HK$18.6 million and HK$(17.0) million, respectively. Net income (loss) before income tax for the three months ended March 30, 2014 and 2015 were approximately HK$2.4 million and HK$(2.8) million, respectively. As of March 31, 2015, SCHL had total assets of approximately HK$675.1 million, total liabilities of approximately HK$440.2 million and total stockholders’ equity of approximately HK$235.0 million.

Shareholders of SCHL

The current shareholders of SCHL are: (i) M&M Investor Ltd., holding approximately 71% of the share interests of SCHL (in turn, M&M Investors Ltd. is 100% owned by Mr. Hans Michael Jebsen); (ii) Mr. Rodney James Miles, holding approximately 24% of the share interests of SCHL; (iii) Mr. Trevor Chi-Hsin Yang, holding approximately 5% of the share interest of SCHL.

Mr. Hans Michael Jebsen, who took up residence in Hong Kong since 1981, is also the chairman and main shareholder of Jebsen Group since 2000. Jebsen Group is a marketing and distribution company based and headquartered in Hong Kong. It is the agent for a range of businesses throughout East Asia, including luxury products, beverages, electronic consumer goods, and individual equipment. Jebsen is also a principal of the main distributors of Porsche, Dyson, Casio and Raymond Weil in China.

THE EXTRAORDINARY GENERAL MEETING

Time and Place of the Meeting

This Proxy Statement is being furnished to holders of Ordinary Shares in connection with the solicitation of proxies by and on behalf of our Board of Directors for use at the Meeting to be held on Wednesday, August 5, 2015, at 3:00 p.m. (Hong Kong time), at 1404-5 Sunbeam Plaza, 1155 Canton Road, Kowloon, Hong Kong, and at any adjournment or postponement thereof. We are first mailing this Proxy Statement, the accompanying notice, letter to shareholders and proxy card on or about July 13, 2015 to all holders of Ordinary Shares entitled to notice of, and to vote at, the Meeting.

Purposes of the Meeting; Proposed Resolutions

Acquisition Proposal. At the Meeting, our shareholders will consider and vote on the Acquisition Proposal, which is a proposal to approve the Acquisition, the Share Purchase Agreement, the Shareholders Agreement and the other transactions contemplated therein. To approve the Acquisition Proposal, it is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED THAT: Approval be and is hereby given for the acquisition of Strawberry Cosmetics Holdings Limited, a company formed under the laws of the British Virgin Islands (“SCHL”) and the transactions contemplated thereunder, including: (i) the acquisition of 70% of the outstanding shares of SCHL for cash in the amount of approximately US$93.1 million (the “Acquisition”); (ii) the share purchase agreement, dated as of June 26, 2015, by and among GigaMedia Limited and shareholders of SCHL, namely Hans Michael Jebsen, M&M Investor Ltd., Rodney James Miles and Trevor Chi-Hsin Yang (the “Share Purchase Agreement”); (iii) the Shareholders Agreement, to be entered into by and among, GigaMedia Limited, M&M Investor Ltd. Hans Michael Jebsen, Trevor Chi-Hsin Yang, Rodney James Miles and two holding companies to be established by GigaMedia Limited and SCHL, respectively, upon the closing of the Acquisition; and (iv) all other transactions and arrangements contemplated by the Share Purchase Agreement.”

Our shareholders must approve the Acquisition Proposal in order for the Acquisition to occur. If the shareholders fail to approve and adopt the Acquisition Proposal, the Acquisition will not occur. For more information about the Acquisition and the Share Purchase Agreement, see the sections of this Proxy Statement entitled “The Acquisition” and “The Share Purchase Agreement” beginning on pages 2527 and 31, respectively.

Recommendation of the Board of Directors of GigaMedia

OUR BOARD OF DIRECTORS BELIEVES THAT THE ACQUISITION PROPOSAL IS FAIR TO AND IN THE BEST INTERESTS OF GIGAMEDIA AND ITS SHAREHOLDERS AND UNANIMOUSLY RECOMMENDS THAT YOU AND THE OTHER GIGAMEDIA SHAREHOLDERS VOTE “FOR” THE ACQUISITION PROPOSAL. See “The Acquisition - Our Reasons for Approving the Acquisition” beginning on page 25.

Record Date, Method of Voting and Quorum Requirements

Our Board of Directors has fixed July 2, 2015 (New York Time) as the record date for determining the shareholders entitled to notice of, and to vote at, the Meeting. Accordingly, you are entitled to notice of, and to vote at, the Meeting only if you were a record holder of Ordinary Shares at the close of business on that date, irrespective of the amount of Ordinary Shares in your possession on such date. As of July 2, 2015, there were 55,261,661 Ordinary Shares outstanding and entitled to vote. Your shares may be voted at the Meeting only if you are present or your shares are represented by a valid proxy.

You are being asked to vote the shares held directly in your name as a shareholder of record and any shares you hold in “street name” as beneficial owner. Shares held in “street name” are shares held on your behalf by a bank, a broker in a stock brokerage account or a nominee.

The method of voting differs for shares held as a record holder and shares held in “street name.” Record holders will receive proxy cards. Holders of shares in “street name” will receive voting instruction cards in order to instruct their banks, brokers or other nominees on how to vote.

Proxy cards and voting instruction cards are being solicited on behalf of our Board of Directors from our shareholders in favor of the proposals as described in this document.

You may receive more than one set of voting materials, including multiple copies of this document and multiple proxy cards or voting instruction cards. For example, shareholders who hold shares in more than one brokerage account will receive a separate voting instruction card for each brokerage account in which shares are held.

Shareholders of record whose shares are registered in more than one name will receive more than one proxy card. You should complete, sign, date and return each proxy card and voting instruction card you receive.

A quorum must be present in order for the Meeting to be held. At least two shareholders present in person or by proxy, and holding an aggregate not less than 33 1/3% of the total number of fully paid ordinary shares of GigaMedia (excluding treasury shares), will constitute a quorum at the Meeting. Ordinary Shares that are voted in person or by proxy “FOR” or “AGAINST” are treated as being present at the Meeting for purposes of establishing a quorum and are also treated as voted at the Meeting with respect to such matters. Abstentions and broker non-votes will be counted for purposes of determining the presence or absence of a quorum for the transaction of business, but such abstentions and broker non-votes will not be counted for purposes of determining the number of votes cast with respect to the particular proposal. If within 30 minutes from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned to the same day in the next week and will be held on Wednesday, August 12, 2015 at the same time and place. At such adjourned meeting, any one or more shareholders present in person or by proxy will constitute a quorum.

Voting Rights and Vote Required

Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters to be presented at the Meeting.

Provided that a quorum is present, approval of the Acquisition Proposal requires the affirmative vote of the holders of a majority of the Ordinary Shares present (in person or by proxy) at the Meeting and voting on such proposal (not including abstentions and broker non-votes).

A proxy card of a record shareholder that is signed and returned that does not indicate a vote “FOR” or “AGAINST” a proposal will be counted as a vote “FOR” such proposal.

A bank, broker or nominee who holds shares for customers who are the beneficial owners of those shares has the authority to vote on “routine” proposals when it has not received instructions from the beneficial owners. However, such bank, broker or nominee is prohibited from giving a proxy to vote those customers’ shares with respect to approving non-routine matters, such as the Acquisition Proposal to be voted on at the Meeting, without instructions from the customer. Shares held by a bank, broker or nominee that are not voted at the Meeting because the customer has not provided instructions to the bank, broker or nominee will not be considered to be votes “FOR” or “AGAINST” the Acquisition Proposal or any other proposal and will have no effect on the result of the vote.

Adjournment and Postponement

If within 30 minutes from the time appointed for the holding of the Meeting a quorum is not present, the Meeting will stand adjourned to the same day next week and will be held on Wednesday, August 12, 2015 at the same time and place. At such adjourned meeting, any one or more shareholders present in person or by proxy will constitute a quorum.

Voting Procedures; Revoking Proxies or Voting Instructions

Shareholders of Record

If you are a shareholder of record, meaning that your Ordinary Shares and your share certificate(s) were registered in your name with us and our transfer agent as of the record date, you may vote (a) in person by attending the Meeting or (b) by marking, signing, dating and returning the enclosed proxy card in the postage-paid envelope provided.

You may revoke your proxy at any time before the vote is taken at the Meeting by (a) delivering to us at our executive offices located at 8F, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114, Taiwan R.O.C., Attention: Amanda Chang, Investor Contact, a written notice of revocation, bearing a later date than the proxy, stating that the proxy is revoked, (b) properly submitting a later-dated proxy relating to the same shares or (c) attending the Meeting and voting in person (although attendance at the Meeting will not, by itself, revoke a proxy). Ordinary Shares represented by properly executed proxies received by us no later than forty-eight (48) hours prior to the Meeting will, unless such proxies have been previously revoked or superseded, be voted at the Meeting in accordance with the directions on the proxies. Written notices of revocation and other communications concerning the revocation of a previously executed proxy should be addressed to us at our executive offices located at 8F, No. 22, Lane 407, Section 2, Tiding Boulevard, Taipei 114, Taiwan R.O.C., Attention: Amanda Chang, Investor Contact.

You may also be represented by another person present at the Meeting by executing a proxy designating such person to act on your behalf.

If you sign, date and return your proxy card without indicating how you want to vote, your Ordinary Shares will be voted “FOR” all of the proposals on the agenda of the Meeting and, at the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof.

Shares Held in Street Name

If you hold your Ordinary Shares in “street name” through a bank, broker or other nominee you should follow the instructions on the form you receive from your bank, broker or other nominee. If your Ordinary Shares are held in “street name” and you wish to vote such shares by attending the Meeting in person, you will need to obtain a proxy from your bank, broker or other nominee. If your Ordinary Shares are held in “street name,” you must contact your bank, broker or other nominee to change or revoke your voting instructions.

Voting of Proxies

All shares represented at the Meeting by valid proxies that we receive in time for the Meeting as a result of this solicitation (other than proxies that are revoked or superseded before they are voted) will be voted in the manner specified on such proxy. If you submit an executed proxy but do not specify how to vote your proxy, your Ordinary Shares will be voted “FOR” the proposals on the agenda of the Meeting and, at the discretion of the proxy holder, on any other business that may properly come before the Meeting or any adjournment or postponement thereof. A proxy need not be a shareholder.

Proxies submitted with instructions to abstain from voting and broker non-votes will not be considered to be votes “FOR” or “AGAINST” the Acquisition Proposal or any other proposal and will have no effect on the result of the vote.

Solicitation of Proxies

This proxy solicitation is being made and paid for by us on behalf of our Board of Directors. In addition to solicitation by mail, our directors, officers and employees of our company may solicit proxies for the Meeting from our shareholders personally or by telephone, facsimile and other electronic means without compensation other than reimbursement for their actual expenses.

Arrangements will be made with brokerage firms and other custodians, nominees and fiduciaries for the forwarding of solicitation materials to the beneficial owners of Ordinary Shares held of record by those persons, and we will, if requested, reimburse the record holders for their reasonable out-of-pocket expenses in so doing.

SHAREHOLDERS ARE URGED TO COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY CARD IN THE ENVELOPE PROVIDED. IN ORDER TO AVOID UNNECESSARY EXPENSE, WE ASK YOUR COOPERATION IN RETURNING YOUR PROXY CARD PROMPTLY, NO MATTER HOW LARGE OR SMALL YOUR HOLDINGS MAY BE.

Questions and Additional Information

If you have questions about the Acquisition or how to submit your proxy, or if you need any additional copies of this Proxy Statement or the enclosed proxy card or voting instructions, please contact our Investor Contact, Amanda Chang, at Amanda.Chang@GigaMedia.Com.tw.

THE ACQUISITION

The description in this Proxy Statement of the Acquisition is subject to, and is qualified in its entirety by reference to, the Share Purchase Agreement and the Shareholders Agreement, which are the legal document governing the Acquisition. We have attached a copy of the Share Purchase Agreement and the Shareholders Agreement to this Proxy Statement as Appendices A and B and we urge that you read it carefully and in its entirety.

Background of the Acquisition

In early 2015, our management first approached SCHL to understand its operations and explore joint business opportunities. After we discussed with SCHL’s management team and visited its warehouse in Hong Kong, we found SCHL’s customer oriented business culture and operations may create strong synergy with GigaMedia’s technology based operations. Our management began to further review the e-commerce industry, particularly the beauty product segment. In March and April of 2015, we conducted further research on comparable companies of SCHL in the beauty products, e-commerce segment, including comparable public companies’ information technology infrastructure, fulfillment methods, brand power and geographic and product market segments. After several rounds of negotiation in the first week of May 2015, on May 8, 2015, we entered into a non-binding initial term sheet for the proposed transaction. Thereafter, we organized additional personnel including independent external experts to conduct due diligence investigation and verify the data provided by SCHL. We also engaged Duff & Phelps, LLC to conduct certain independent review and ultimately provide us with a fairness opinion. On June 26, 2015, after having the opportunity to review all supporting information, including internal and external due diligence reports, internal valuation report and external fairness opinion, our Board of Directors approved the acquisition of 70% of the outstanding shares of SCHL for cash and the forms of the Share Purchase Agreement and Shareholders Agreement to be entered into. We executed the Shareholder Purchase Agreement on the same day. The proposed transaction is now conditioned on the approval of our shareholders.

Our Reasons for Approving the Acquisition

Our Board of Directors determined that the Acquisition, the Share Purchase Agreement, the Shareholders Agreement and the other transactions contemplated by the Acquisition Proposal are fair to and in the best interests of GigaMedia and its shareholders, and approved the Acquisition Proposal, the Share Purchase Agreement and the other transactions contemplated by the Share Purchase Agreement and determined to recommend that the GigaMedia shareholders approve the Acquisition, the Share Purchase Agreement and the other transactions contemplated by the Share Purchase Agreement.

Strawberry Cosmetics is an established online distribution and retail platform of beauty products, which owns and operates the website “StrawberryNET.com” and the related mobile application. It has a comprehensive sales and distribution network covering the major countries worldwide, with increasing contributions from the fast growing economies in Asia. StrawberryNET.com is translated into 38 languages, and has a customer base of over 3 million customers worldwide. Strawberry Cosmetics has also established a global sourcing network of a comprehensive range of beauty products with more than 700 brands and 30,000 stock keeping units.

Diversification and exposure to e-commerce - As Strawberry Cosmetics is an established and proven e-commerce platform with existing customer base, the Company is of the view that the Transaction would help diversify the Company’s overall business risks and broaden the Company’s business portfolio in the Internet and technology sector, and allow the Company to tap into the fast growing beauty and cosmetics e-commerce market.

Potential synergies - The Company sees potential significant synergies with Strawberry Cosmetics from leveraging the Company’s expertise in information technology, online and offline marketing, as well as its local connections in various Asian countries including China, Japan and South Korea.

The completion of the Transaction is subject to the Company’s shareholders’ approval at an extraordinary general meeting of shareholders to be held on August 5, 2015 and other customary conditions. The Transaction is expected to be completed in the third quarter of 2015.

In evaluating the Acquisition Proposal, our Board of Directors consulted with Company management and our legal, financial and other outside professional advisors and considered various information and factors in connection with the Acquisition, including those material factors described below. Among the information and material factors considered by our Board of Directors were the following:

Financial Condition; Prospects of Company

•	The Company’s current and historical financial condition, results of operations, competitive position, strategic options and prospects, as well as the financial plan and prospects if the Company were to remain an independent public company, and the potential impact of those factors on the trading price of Ordinary Shares (which is not feasible to quantify numerically).

•	The prospective risks to the Company as a stand-alone public entity, including the risks and uncertainties with respect to (i) achieving its growth in light of the current and foreseeable market conditions, including the risks and uncertainties in the U.S. and global economy generally and the retail food industry specifically; (ii) the current and prospective highly competitive climate and continuous price pressures in the retail and distribution food and fuel information systems industries and among GigaMedia’s customers, and the possibility of further consolidation in such industries; (iii) the likelihood that new market entrants may attempt to develop and acquire retail and distribution food and fuel information systems, and the likelihood that the Company is likely to compete with additional, new companies in the future; and (iv) the “Risk Factors” set forth in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2011.

•	The recent trend in the online game industry, reflecting the overall shift in player preferences away from PC-based games that traditionally contributed a substantial portion of our revenues to browser-based games and mobile games. This decline in the popularity of PC-based online games, and declines in the popularity of online games in general, has adversely affect our business, financial condition and results of operations in recent years.

Strategic Alternatives

Our Board of Directors considered the trends and competitive developments in the industry and the range of strategic alternatives available to GigaMedia. These alternative strategies included remaining as an online game company and, based on prior periodic discussions with other companies about potential expansion to other e-commerce space and the possibility of acquiring e-commerce business from third parties.

Our Board of Directors believed it was well-informed about the opportunities for acquisition and, and took this knowledge and experience into account in considering strategic alternatives available to GigaMedia. Our Board of Directors determined that the Acquisition was more favorable to GigaMedia and its shareholders than other possible strategic alternatives known to us at that time.

Valuation of SCHL

In arriving at the valuation of SCHL, among other things, our Board of Directors has evaluate the enterprise value of SCHL using the market approach by reviewing the sales multiple and EBITDA multiple of certain comparable public companies.

Risks and Uncertainties

Our Board of Directors also considered a number of uncertainties and risks in its deliberations concerning the Acquisition and the other transactions contemplated by the Share Purchase Agreement, including the following:

•	The regulatory approvals required to complete the acquisition and the risk that the applicable governmental authorities may seek to impose unfavorable terms or conditions on the required approvals or may challenge or decide not to approve the Acquisition. Our Board of Directors also considered the potential length of the regulatory approval process. Our Board of Directors noted the views of members of GigaMedia’s management team and of GigaMedia’s legal advisors as to the timing of, and the process and factors involved, in seeking such approvals.

•	The risk that the proposed transaction might not be completed and the effect of the resulting public announcement of termination of the Share Purchase Agreement on:

•	the market price of Ordinary Shares, which could be affected by many factors, including (i) the reason for which the Share Purchase Agreement was terminated and whether such termination results from factors adversely affecting the Company, (ii) the possibility that the marketplace would consider the Company to be an unattractive acquisition candidate and (iii) the possible sale of Ordinary Shares by short-term investors following the announcement of termination of the Share Purchase Agreement;

•	the Company’s operating results, particularly in light of the costs incurred in connection with the transaction, including the potential requirement to make a termination payment;

•	the ability to attract and retain key personnel; and

•	relationships with customers and others that do business with the Company.

•	The possible disruption to the Company’s business that may result from the announcement of the transaction and the resulting distraction of the attention of the Company’s management and employees and the impact of the transaction on the Company’s customers and others that do business with the Company.

•	The risks described under the section entitled “Risk Factors.”

Our Board of Directors believed that, overall, the potential benefits of the Acquisition to our company and our shareholders outweighed the risks and uncertainties.

The preceding discussion of the information and factors considered by our Board of Directors is not intended to be exhaustive but includes the material factors considered by our Board of Directors. In view of the wide variety of factors considered by our Board of Directors in connection with its evaluation of the Acquisition, our Board of Directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the different factors that it considered in reaching its decision. In addition, in considering the factors described above, individual members of our Board of Directors may have given different weight to different factors. Our Board of Directors considered this information as a whole and overall considered the information and factors to be favorable to, and in support of, its determinations and recommendation.

Our Board of Directors realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. This explanation of our Board of Directors’ reasoning and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

Opinion of Financial Advisor

We retained Duff & Phelps, LLC. (which we refer to as Duff & Phelps) to provide to our Board of Directors certain services in relation to the Acquisition Proposal, including to provide an opinion to our Board of Directors as to the fairness of the consideration to be paid for the Acquisition. After conducting certain independent review and analysis, Duff & Phelps provided our Board of Directors its fairness opinion in writing on June 17, 2015, to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken as set forth therein, the consideration to be paid for the Acquisition is fair, from a financial point of view, to our Company.

The full text of the written opinion of Duff & Phelps, dated as of June 17, 2015, is attached hereto as Appendix C. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Duff & Phelps in rendering its opinion. We encourage you to read the opinion carefully and in its entirety. Duff & Phelps’ opinion was directed to our Board of Directors and addresses only the fairness, from a financial point of view, to our Company of the consideration to be paid in the Acquisition. It does not address any other aspects of the Acquisition and does not constitute a recommendation as to how any holder of our Ordinary Shares should vote on the Acquisition Proposal or any matter related thereto. It also does not indicate that the consideration to be paid for the Acquisition is the best possibly attainable under any circumstances or fair to our shareholders; instead it merely states whether the consideration to be paid for the Acquisition is within a range suggested by certain financial analyses. The summary of the opinion of Duff & Phelps set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its written opinion, Duff & Phelps, among other things:

•	reviewed SCHL’s audited financial statements for the years ended December 25, 2011, December 30, 2012 and December 29, 2013;

•	reviewed SCHL’s unaudited financial statements for the year ended December 28, 2014, the three months ended March 30, 2014 and March 29, 2015;

•	reviewed and relied upon the financial projections for SCHL prepared by management of SCHL in performing its analysis;

•	reviewed other internal documents relating to the history, current operations, and probable future outlook of SCHL provided to Duff & Phelps by the management of our Company;

•	reviewed documents related to the Acquisition, including the Share Purchase Agreement;

•	discussed the information referred to above and the background and other elements of the Acquisition with the management of GigaMedia and SCHL’s financial advisor;

•	discussed with Company management its plans and intentions with respect to the management and operation of GigaMedia and SCHL;

•	performed certain valuation and comparative analyses using generally accepted valuation and analytical techniques that Duff & Phelps deemed relevant, and an analysis of selected transactions that Duff & Phelps deemed relevant; and

•	conducted such other analyses and considered such other factors as Duff & Phelps deemed necessary or appropriate.

In Duff & Phelps’ review and analysis and in rendering its opinion, with our consent and without further enquiry, Duff & Phelps relied upon the accuracy, completeness, and fair presentation of all information, data, advice, opinions and representations obtained from public sources or provided to it from private sources, including our management and management of SCHL, and did not independently verify such information; Duff & Phelps relied upon the fact that we and our Board of Directors have been advised by counsel as to all legal matters with respect to the Acquisition, including whether all procedures required by law to be taken in connection with the Acquisition have been duly, validly and timely taken.

In its review, Duff & Phelps assumed that (i) any estimates, evaluations, forecasts and projections including, without limitation, the projections furnished to Duff & Phelps were reasonably prepared and based upon the best currently available information and good faith judgment of the person furnishing the same, and relied on indications from our management that it believes the projections to represent reasonable estimates; (ii) information supplied and representations made by our management are complete and accurate in all material respects regarding GigaMedia and the Acquisition; (iii) the representations and warranties made in the Share Purchase Agreement are true and correct in all material respects and duly complied with; (iv) the final versions of all documents reviewed by Duff & Phelps in draft form conform in all material respects to the drafts reviewed; (v) there has been no material change in the assets, liabilities, financial condition, results of operations, business, or prospects of SCHL since the date of the most recent financial statements and other information made available to Duff & Phelps, and that there is no information or facts withheld from Duff & Phelps which would make the information reviewed by Duff & Phelps incomplete or misleading; (vi) all of the conditions required to implement the Acquisition will be satisfied and that the Acquisition will be completed in accordance with the Share Purchase Agreement without any amendments thereto or any waivers of any terms or conditions thereof and without undue delay; and (vii) all governmental, regulatory or other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained without any adverse effect on GigaMedia, SCHL, or the contemplated benefits expected to be derived in the Acquisition. Furthermore, Duff & Phelps has made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Acquisition.

Duff & Phelps’ opinion was based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of its opinion. Duff & Phelps disclaimed any undertaking or obligation to (i) advise any person of any change in any facts or matters affecting its opinion which may come or be brought to the attention of Duff & Phelps after the date of its opinion or (ii) update, revise or reaffirm its opinion.

Duff & Phelps did not evaluate our or SCHL’s solvency or conduct an independent appraisal or physical inspection of any specific assets or liabilities (contingent or otherwise). Duff & Phelps has not been requested to, and did not, (i) initiate any discussions with, or solicit any indications of interest from, third parties with respect to the Acquisition, the assets, businesses or operations of GigaMedia or SCHL, or any alternatives to the Acquisition; (ii) negotiate the terms of the Acquisition, and therefore, Duff & Phelps has assumed that such terms are the most beneficial terms, from our perspective, that could, under the circumstances, be negotiated among the parties to the Share Purchase Agreement and the Acquisition, or (iii) advise the Board of Directors or any other party with respect to alternatives to the Acquisition.

Duff & Phelps did not express any opinion as to the market price or value of GigaMedia’s equity or the SCHL’s equity (or anything else) after the announcement or the consummation of the Acquisition. Its opinion should not be construed as a valuation opinion, credit rating, solvency opinion, an analysis of GigaMedias or the SCHL’s credit worthiness, as tax advice, or as accounting advice. Duff & Phelps has not made, and expressly assumes no responsibility to make, any representation or warranty (express or implied), or render any opinion, as to any legal or regulatory or tax or accounting matter.

In rendering its opinion, Duff & Phelps did not express any opinion with respect to the amount or nature of any compensation to any of GigaMedia’s or the SCHL’s officers, directors, or employees, or any class of such persons, relative to the consideration to be paid by GigaMedia in the Acquisition, or with respect to the fairness of any such compensation.

In addition, Duff & Phelps’ opinion was furnished solely for the use and benefit of GigaMedia and its Board of Directors in connection with their consideration of the Acquisition and was not intended to, and did not, confer any rights or remedies upon any other person, and was not intended to be used, and may not be used, by any other person or for any other purpose, without Duff & Phelps’ express consent. Its opinion (i) does not address the merits of the underlying business decision to enter into the Acquisition versus any alternative strategy or transaction; (ii) does not address any transaction related to the Acquisition; (iii) is not a recommendation as to how the Board of Directors or any stockholder should vote or act with respect to any matters relating to the Acquisition, or whether to proceed with the Acquisition or any related transaction, and (iv) does not indicate that the consideration to be paid is the best possibly attainable under any circumstances or fair to the stockholders of SCHL; instead, it merely states whether the consideration in the Acquisition is within a range suggested by certain financial analyses. The decision as to whether to proceed with the Acquisition or any related transaction may depend on an assessment of factors unrelated to the financial analysis on which its opinion is based. Duff & Phelps’ opinion should not be construed as creating any fiduciary duty on the part of Duff & Phelps to any party.

Financing of the Acquisition

Under the Share Purchase Agreement, consummation of the Acquisition is not conditioned on our receipt of financing for the Acquisition.

The total financing demand for the Acquisition is approximately US$94 million including necessary expenses. We intend to finance the Acquisition from our cash on hand and a loan from a related party or affiliate. Taking into account our working capital demand from now until the year end of 2015, we have approximately US$55 million as available cash in hand and plan to use US$49 million for the Acquisition. The remaining US$20 million will be sourced from a loan from a related party or affiliate, and the other US$ 25 million will be sourced from a medium term loan to be provided by a commercial bank.

Our consolidated financial statements and in the periodic reports filed with the SEC pursuant to the Exchange Act, including in our annual report on Form 20-F for the 2014 fiscal year, filed with the SEC on April 30, 2015, and NCR’s quarterly report on Form 6-K for the quarter ended March 30, 2015, filed with the SEC on October 26, 2012, which descriptions are incorporated by reference herein.

Regulatory Matters

Neither GigaMedia nor SCHL is aware of any material regulatory filings or approvals issued by the government of the Republic of China, Singapore, Hong Kong, or any national, local or foreign government, required to be obtained, or waiting periods required to expire, to complete the Acquisition. If GigaMedia and SCHL discover that other such material approvals or waiting periods are necessary, GigaMedia and SCHL will seek to obtain or comply with them in accordance with the Share Purchase Agreement.

THE SHARE PURCHASE AGREEMENT AND THE SHAREHOLDERS AGREEMENT

This section of the Proxy Statement describes the material provisions of the Share Purchase Agreement and Shareholders Agreement, but does not purport to describe all of the terms of the Share Purchase Agreement and the Shareholders Agreement and may not contain all of the information that is important to you. The following summary is qualified in its entirety by reference to the complete text of the Share Purchase Agreement, which is attached as Appendix A to this Proxy Statement and Shareholders Agreement, which is attached as Appendix B to this Proxy Statement, both of which incorporated into this Proxy Statement by reference. You are urged to read the Share Purchase Agreement and Shareholders Agreement carefully and in their entirety because they are the legal documents that governs the Acquisition. It is not intended to provide you with any other factual information about us. Such information can be found elsewhere in this Proxy Statement and in the public filings we make with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 42.

The Share Purchase Agreement

Structure of the Acquisition

Subject to the terms and conditions of the Share Purchase Agreement, SCHL will undertake a restructuring plan to become a wholly-owned subsidiary of a Cayman Islands exempted company (the “SCHL Hold Co.”) and each existing direct shareholder of SCHL, namely M&M Investor Ltd., Rodney James Miles and Trevor Chi-Hsin Yang (the “Selling Shareholders”; together with Hans Michael Jebsen, the sole shareholder of M&M Investor Ltd., the “Sellers”,) will become a shareholder of the SCHL Hold Co. Thereafter, 70% of the entire issued and outstanding shares of the SCHL Hold Co. will be sold to a new wholly-owned subsidiary of GigaMedia (the “GigaMedia Hold Co.”).

Acquisition Consideration

Subject to the terms and conditions of the Share Purchase Agreement and any adjustments including but are not limited to the post-closing working capital adjustments, set-off, withholding, or other associated deduction, the aggregate consideration for the purchase of the entre purchased shares is approximately US$93.1 million. GigaMedia Hold Co. will allocate and pay the Purchase Price to each of the Selling Shareholders pro rata according to its shareholding percentage in the SCHL Hold Co.

At the Closing, GigaMedia will cause GigaMedia Hold Co. to pay to the Selling Shareholders the estimated purchase price as the closing date payment (the “Closing Date Payment”), which is a good faith estimate of the purchase price less US$9,310,000 to be held in escrow as the final payment (the “Final Payment”). The escrow amount may be deducted from or set-off against any amount with respect to the purchase price adjustment based on the differences between an assumed versus audited working capital balance as of the closing date, as specified more fully in the Share Purchase Agreement, and any amount owed to the indemnified persons by the Sellers as specified in the Share Purchase Agreement. The undisputed balance of the escrow amount will then be paid and released by the escrow agent to the Selling Shareholders approximately six months from the closing date.

Representations and Warranties

The Share Purchase Agreement contains a number of representations made by and to the Sellers concerning the SCHL Hold Co., the SCHL and its subsidiaries (collectively, the “Acquired Companies”), on the one hand, and GigaMedia and GigaMedia Hold Co., on the other hand. The assertions embodied in those representations and warranties were made for purposes of specific provisions of the Share Purchase Agreement and are subject to qualifications and limitations as agreed by GigaMedia and SCHL in connection with negotiating the terms of the Share Purchase Agreement. In addition, certain representations and warranties were made as of a specified date or may be subject to a contractual standard of materiality different from what might be viewed as material to shareholders. For the foregoing reasons, you should not rely on the representations and warranties as statements of factual information.

Representations made by the Sellers to GigaMedia and GigaMedia Hold Co. in the Share Purchase Agreement relate to, among other things:

•	due organization and qualification of each Acquired Company;

•	capital structure of each Acquired Company and due issuance of capital stocks;

•	due authority, absence of conflict with relevant charter documents, and no required governmental filings and consents;

•	accuracy of the financial statements reviewed;

•	compliance with all tax matters;

•	absence of material changes or event since the most recent balance sheet date;

•	valid title to properties;

•	intellectual property rights;

•	disclosure of all bank accounts;

•	disclosure of material contracts and other contract matters;

•	compliance with law;

•	compliance with anti-corruption measures;

•	absence of labor difficulties and discrimination;

•	compliance with trade regulations;

•	related party transactions;

•	employees and employee benefit plans;

•	insurance;

•	quality of accounts receivable and inventory;

•	no other subsidiary;

•	disclosure of litigation;

•	supplier matters;

•	disclosure of corporate documents;

•	no broker;

•	no other business;

•	solvency; and

•	absence of untrue or misleading disclosure.

Representations made by GigaMedia and GigaMedia Hold Co. to the Sellers in the Share Purchase Agreement relate to, among other things:

•	due organization standing and power;

•	due authority;

•	absence of conflict with relevant charter documents

•	no required governmental filings or consents, except for the approval of the shareholders of GigaMedia at an extraordinary general meeting.

Certain portions of the representations and warranties of the Sellers are qualified as to “materiality” or “material adverse effect”. A material adverse effect means any circumstance, change, development, event or state of facts that is, or would reasonably be expected to have a material adverse change to the operations, financial condition, results of operations, assets (including intangible assets), or liabilities of a party to Share Purchase Agreement or the business of that party that is material to that party or its business taken as a whole; provided, that none of the following shall be taken into account in determining whether a material adverse effect has occurred: (i) any change in applicable law or any applicable accounting standards, or any interpretation thereof, (ii) general economic or political conditions or changes therein (including commencement, continuation or escalation of war, armed hostilities, terrorism or national or international calamity), and (iii) conditions in financial and capital markets, including interest rates and currency exchange rates, and any changes therein.

Covenant of Sellers

The Sellers will promptly advise GigaMedia and GigaMedia Hold Co. in writing of any event that would cause or constitute a material breach of any of their representations, warranties, covenants or agreements contained in the Share Purchase Agreement, or any event that would cause or constitute a material adverse effect, and will use their reasonable best efforts to prevent or promptly remedy such breach.

From June 26, 2015 (the “Effective Date”) until the closing date (the “Closing Date”) preliminarily scheduled on August 31, 2015, the Sellers agree to use commercially reasonable efforts to carry on the business in ordinary course in substantially the same manner as previously conducted, and to the extent consistent with such business, use all commercially reasonable efforts consistent with past practices and policies to preserve intact the present business organizations of the Acquired Companies. The Sellers will promptly notify GigaMedia and GigaMedia Hold Co. of any material event or occurrence not in the ordinary course of business of the Acquired Companies. Certain business operations, as expressly contemplated in the Share Purchase Agreement, are not allowed to be conducted by the Acquired Companies and no Seller may directly or indirectly cause any of the Acquired Companies to conduct such business operations during the period from the Effective Date and continuing until the earlier of the termination of the Share Purchase Agreement or the Closing Date.

Until the closing, the Sellers will grant reasonable access upon reasonable notice to GigaMedia Hold Co. and its agents and representative to the files, books and records pertaining to any and all information relating to taxes, commitments, contracts, leases, licenses, and personal property and the financial condition of the Acquired Companies.

The Sellers, GigaMedia and GigaMedia Hold Co. will use their collective best efforts to cooperate in good faith to cause the transactions contemplated by the Share Purchase Agreement to be consummated, and to obtain all consents and authorizations of third parties and to make all filings with, and give all notices to, third parties which may be necessary or reasonably required on its part in order to effect the contemplated transaction. The Sellers shall use their commercially reasonable best efforts to promptly obtain any and all material consents to the extent required by GigaMedia Hold Co..

Sellers will promptly cause SCHL to be restructured to become a wholly-owned subsidiary of the SCHL Hold Co. all in accordance with the restructuring plan.

Prior to the Closing Date, the Sellers will cause certain individual life insurance policies to be lapsed, and, within 10 business days from the Closing Date, cause to terminate the existing key management retention scheme and to cancel or transfer management insurance policies as stipulated in the Share Purchase Agreement. Any insurance shortfall will be borne by the Seller and deducted from the escrow amount and be paid to SCHL Hold Co. by GigaMedia Hold Co.

Subject to the counter-indemnities by GigaMedia and GigaMedia Hold Co., Hans Michael Jebsen and Rodney James Miles will each extend their person guarantee for all banking facilities existing prior to closing of the Acquired Companies advanced from Hang Seng Bank Limited for a period of not more than 6 months from the Closing Date.

The Sellers will use all reasonable endeavors to ensure that each of the key management personnel duly execute and deliver an employment agreement with GigaMedia, GigaMedia Hold Co. or the subsidiaries of GigaMedia Hold Co. on terms no less favorable than their employment terms as of the date of Share Purchase Agreement and reasonably satisfactory to such key management personnel and GigaMedia, with such employment agreement being effective on the Closing Date.

Conditions Precedent

Conditions to obligations of GigaMedia and GigaMedia Hold Co.

The obligations of GigaMedia and GigaMedia Hold Co. to consummate the transaction is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by GigaMedia:

•	all applicable approvals from the applicable governmental entity in relation to the transactions contemplated have been filed, occurred or been obtained by GigaMedia and/or GigaMedia Hold Co., and such authorizations, consents, orders or approvals have not been amended, modified or revoked in any manner, and remain in full force and effect as of the closing;

•	the required approval by the shareholders of GigaMedia in the extraordinary general meeting have been obtained;

•	the accuracy of the representations and warranties of the Sellers set forth in the transaction documents is brought down to the Closing Date as if made on and as of the Closing Date;

•	the Sellers have performed, in all material respects, all obligations and covenants required to be performed under the transaction or by any applicable law at or prior to the Closing Date;

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Acquisition have been issued nor has any proceeding brought by a domestic administrative agency or commission or other domestic governmental entity or other third party, seeking any of the foregoing be pending; nor has there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Acquisition that makes the consummation of the Acquisition illegal;

•	the Sellers have caused the delivery to GigaMedia Hold Co. of all of the required at the closing;

•	the Acquired Companies have not suffered any event that would result in a material adverse effect;

•	all authorization, consents or approvals of, or notifications to any third party as required and listed in the Share Purchase Agreement have occurred or been obtained by the Sellers and/or the Acquired Companies as applicable;

•	all conditions precedent to the closing of the financing being obtained by GigaMedia Hold Co. for the Acquisition have been satisfied, on or before the closing; and

•	the estimated closing date statement prepared by the Sellers as required in the Share Purchase Agreement have been delivered to GigaMedia Hold Co..

Conditions to obligations of Sellers

The obligations of the Sellers to consummate the Closing is subject to the satisfaction of each of the following conditions, any of which may be waived, in writing, exclusively by the Sellers collectively:

•	the applicable approvals from the applicable governmental entity in relation to the transactions contemplated have been filed, occurred or been obtained by the Seller, and such authorizations, consents, orders or approvals have not been amended, modified or revoked in any manner, and remain in full force and effect as of the closing;

•	the accuracy of the representations and warranties of GigaMedia and GigaMedia Hold Co. set forth in the transaction documents is brought down to the Closing Date as if made on and as of the Closing Date;

•	each of GigaMedia and GigaMedia Hold Co. have performed, in all material respects, all obligations and covenants required to be performed under the transaction documents or by any applicable law at or prior to the Closing Date;

•	no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Acquisition have been issued nor has any proceeding brought by a domestic administrative agency or commission or other domestic governmental entity or other third party, seeking any of the foregoing be pending; nor has there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Acquisition that makes the consummation of the Acquisition illegal; and

•	all documents required to be delivered by GigaMedia and GigaMedia Hold Co. as required in the Share Purchase Agreement have been duly delivered by or on behalf of GigaMedia or GigaMedia Hold Co. at the closing.

Certain Other Agreements

The Share Purchase Agreement contains additional agreements, including but not limited to confidentiality, regulatory filings and approvals with respect to additional information; further assurance and non-solicitation matters.

Termination

Termination provisions

The Share Purchase Agreement may be terminated at any time prior to the Closing Date:

•	by mutual written consent of the Sellers, GigaMedia and GigaMedia Hold Co.;

•	by GigaMedia, if GigaMedia fails to obtain its shareholders’ approval of the Share Purchase Agreement and the Acquisition;

•	by the Sellers or GigaMedia Hold Co. by giving written notice to the other party, if a court of competent jurisdiction or other governmental entity has issued a non-appealable final order, decree or ruling or taken any other action, in each case having the effect of permanent restraining, enjoining or otherwise prohibiting the Acquisition, except, if such party relying on such order, decree or ruling or other action shall not have complied with its respective obligations under the Share Purchase Agreement;

•	by the Sellers or GigaMedia by giving written notice to the other party, if the other party is in material breach of any representation, warranty, or covenant of such other party contained in the Share Purchase Agreement, which breach have not been cured, within thirty (30) business days following receipt by the breaching party of written notice of such breach by the other party;

•	by the Sellers or GigaMedia, if the closing have not occurred by September 15, 2015, provided that the right to terminate shall not be available to a party if such party’s action or failure to act has been a principal cause of or resulted in the failure of the closing to occur on or before such date and such action or failure to act constitutes material breach of the Share Purchase Agreement; or

•	by the Sellers or GigaMedia by giving written notice to the other party, if the other party fails to be present at the closing resulting in the closing not to take place despite all of the conditions precedent set forth in the Share Purchase Agreement have been satisfied (or as applicable, waived).

Effect of Termination

Upon termination, the Share Purchase Agreement will immediately become void and there will be no liability or obligation on the part of GigaMedia Hold Co. and the Sellers, except as otherwise provided in the Share Purchase Agreement, nothing shall relieve any party from any breach of its obligations under the Share Purchase Agreement, provided that certain limited provisions relating to confidentiality and other general provisions shall survive termination.

Upon termination due to failure of the Sellers or GigaMedia to be present at the closing resulting in the closing not to take place despite all other conditions precedent as stated in the Share Purchase Agreement have been satisfied, the defaulting party must pay to the non-defaulting party a termination fee in cash in an amount equal to US$2,793,000 (without setoff, withholding or other deduction) by wire transfer within 5 business days from the date of termination.

Indemnification

The Sellers shall severally indemnify, defend and hold harmless GigaMedia, GigaMedia Hold Co., the Acquired Companies and their respective directors, officers and representatives from and against all damages suffered as a result of, in connection with or otherwise relates to:

•	any inaccuracy in or breach of any of the representations and warranties of the Sellers in the Share Purchase Agreement or in any document delivered by such parties pursuant to the Share Purchase Agreement or any actions, omissions or state of facts inconsistent with any such representation or warranty;

•	any failure by any Seller to perform or comply with any agreement or covenants in the Share Purchase Agreement;

•	any tax claim with respect to any taxable periods ending on or before the Closing Date;

•	any claim by any employee or former employee for any amount and/or benefit owed to him or her based on or related to the key management retention scheme and/or any of the insurance policies; and

•	any claim by Li Siu Kau in respect of workmen compensation as described in the target disclosure schedules.

GigaMedia will indemnify, defend and hold harmless the Sellers and their respective directors, officers and representatives from and against all damages suffered as a result of, in connection with or otherwise relates to any inaccuracy in or breach of any of the representations and warranties of GigaMedia and GigaMedia Hold Co. in the Share Purchase Agreement or in any document delivered by GigaMedia or GigaMedia Hold Co. pursuant to the Share Purchase Agreement or any actions, omissions or state of facts inconsistent with any such representation or warranty, and/or any failure by GigaMedia or GigaMedia Hold Co. to perform or comply with any agreement or covenants in the Share Purchase Agreement.

There are other covenants with respect to the indemnification matters, including the indemnification procedure, defense by indemnifying persons, survival of representation and warranties and special indemnities for indemnification purposes, limitation and duty to mitigate the indemnification as well as other indemnification matters.

Shareholders Agreement

The Shareholders Agreement is to be entered into on the Closing Date by and among GigaMedia, GigaMedia Hold Co. which is a wholly-owned subsidiary of GigaMedia, the SCHL Hold Co. which wholly owns SCHL immediately prior to the closing pursuant to certain restructuring plan, M&M Investor Ltd. (“M&M Investor”), Hans Michael Jebsen (“HMJ”), Rodney James Miles (“RJM”) and Trevor Chi-Hsin Yang (“TCHY”) (GigaMedia and GigaMedia Hold Co. are collectively referred to as the “Controlling Shareholders”; M&M Investor, TCHY, RJM are collectively referred to as the “Minority Shareholders”) to set forth certain rights and obligations with respect to the ownership and transfer of shares and options.

Representation and Warranties

SCHL Hold Co.

The SCHL Hold Co. represents and warrants that it is an exempted company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands. It has the power and authority to duly perform its obligation under the Shareholder Agreement and carry out all transactions provided in the Share Purchase Agreement without consent of any other person. Except for certain limitations, the Shareholder Agreement has been duly authorized, executed and delivered by the SCHL Hold Co. and constitutes a legal, valid and binding obligation of the SCHL Hold Co.

Controlling Shareholders

Each Controlling Shareholder represents and warrants that they are duly incorporated, validly existing and in good standing respectively under the laws of the Singapore and the Cayman Islands. They have the capacity and authority to duly perform their obligation under the Shareholder Agreement and carry out all transaction without consent of any other person. Except for certain limitations, the Shareholder Agreement has been duly authorized, executed and delivered by GigaMedia and GigaMedia Hold Co. and constitutes a legal, valid and binding obligation of GigaMedia and GigaMedia Hold Co..

Minority Shareholders and HMJ

M&M Investor represents and warrants that it is duly organized, validly existing and in good standing under the laws of the British Virgin Islands, and has the requisite power and authority to enter into the Shareholder Agreement and to undertake the transactions contemplated therein. Each of HMJ, RJM and TCHY is legally competent to enter into the Shareholder Agreement and to undertake the transactions contemplated therein. Except for certain limitations, the Shareholder Agreement has been duly authorized, executed and delivered by each Minority Shareholder and HMJ and constitutes a legal, valid and binding obligation of each Minority Shareholder and HMJ.

General Covenants of Shareholders

The Shareholder Agreement sets forth several general covenants of Shareholders as follows:

•	each of the Shareholders will comply with the provisions of the Shareholder Agreement and properly fulfill the obligations thereunder;

•	the Shareholder Agreement prevails in case of any conflict or inconsistency between the provisions of the applicable charter documents and the Shareholder Agreement;

•	no personal guarantee from the Minority Shareholders;

•	the SCHL Hold Co. will formulate an employee stock option plan as determined by the board of directors of the SCHL Hold Co. after the Closing Date without the consent of the Minority Shareholders. The aggregate number of shares granted or to be granted pursuant to the employee stock option plan will not exceed 5% of the total number of shares in issue from time to time; and

•	the parties will cooperate in good faith with respect to listing on a stock exchange as deemed fit by the board of directors of SCHL Hold Co. (the “Listing”).

Restrictions on Transfers of Shares

Except for certain permitted transfers, as well as any transfer by any Minority Shareholder pursuant to and in accordance with provisions of tag along/drag along rights, put right and first right to offer, and except that GigaMedia Hold Co. may transfer any of its interest in shares of the SCHL Hold Co. (the “Shares”) to any subsidiary of the GigaMedia Hold Co. or GigaMedia, or may transfer any of its interest in Shares to any person provided GigaMedia Hold Co. complies with the provisions of tag along/drag along rights, during the term of the Shareholder Agreement the Minority Shareholders may not transfer any Shares or any interest in or right to acquire Shares at any time. Each certificate representing any Shares must bear the legend as stipulated in the Shareholder Agreement in addition to any other legend required under applicable law.

Put Right/Tag Along Rights/Drag Along Rights

Put Rights

The Controlling Shareholders grants to each Minority Shareholder an irrevocable and unconditional right, but only exercisable collectively and uniformly by the Minority Shareholders together, during a 60 day period from the third anniversary of the Closing Date (the “Put Period”) to require the Controlling Shareholders to purchase 50% of the Shares held by the Minority Shareholders immediately after the closing of the Share Purchase Agreement (the “Put Shares”). The put rights shall be exercisable at the discretion of the Minority Shareholders collectively as a whole, and only for one time, during the Put Period, and will automatically expire upon the Listing of the SCHL Hold Co. or upon expiry of the Put Period, whichever occurs earlier. The price payable by the Controlling Shareholders to the Minority Shareholders for the Put Shares is the original purchase price per Share under the Share Purchase Agreement plus simple interest on such sum calculated at the rate of 5% per annum from the Closing Date to its third anniversary (the “Put Price”).

Tag Along Rights

Except for transfer of any Shares to an affiliate of GigaMedia Hold Co. or GigaMedia, if GigaMedia Hold Co. desires to transfer any Shares (a “GigaMedia Sale”), and GigaMedia Hold Co. does not elect to exercise its drag along rights, then at least 30 days prior to the closing of such GigaMedia Sale, GigaMedia Hold Co. must make an participation offer to the Minority Shareholders to include in the proposed GigaMedia Sale a number of Shares of each Minority Shareholder not to exceed the pro rata portion of such Minority Shareholder’s directly or indirectly held Shares in the share capital of the SCHL Hold Co. If any Minority Shareholder accepts the participation offer, GigaMedia Hold Co. will reduce the number of Shares it otherwise would have transferred in the proposed GigaMedia Sale so as to permit each Minority Shareholder who has accepted the Participation Offer to transfer the number of Shares that it is entitled to transfer, and each such Minority Shareholder will transfer the number of Shares that the Minority Shareholder determines to transfer to the proposed transferee. Subject to certain conditions as stipulated in the Shareholder Agreement, the tag along right will not apply to any transfer by GigaMedia Hold Co. of Shares to one or more co-investors that GigaMedia may invite to invest in the SCHL Hold Co..

Drag Along Rights

In connection with any sale of SCHL Hold Co. that has been approved by GigaMedia Hold Co., GigaMedia Hold Co. has the right to require each Minority Shareholder to transfer all of such Minority Shareholder’s directly or indirectly held Shares in the SCHL Hold Co. (including Shares issuable upon the exercise of options) in such sale of the SCHL Hold Co. All Shares (including Shares issuable upon the exercise of options) transferred by Minority Shareholders pursuant to exercise of drag along rights must be transferred at the same price and terms as the Shares being transferred by GigaMedia Hold Co. (the “Drag Along Share Price”). However, prior to the expiry of the Put Period, in the event the Drag Along Share Price is less than the Put Price, GigaMedia will pay to the Minority Shareholders the difference between the Drag Along Share Price and the Put Price on each Share being transferred by Minority Shareholders pursuant to exercise of the drag along rights. With respect to any options, the consideration will be equal to the price per Share less the exercise price therefor, and any additional terms set forth in the documents or instruments governing such options.

The Shareholder Agreement also set forth certain provisions in relation to the sale requirements and price and cost of sale due to exercise of tag along rights and/or drag along rights thereunder.

Right of First Offer

From the second anniversary of the Closing Date, if any Minority Shareholder (the “Transferring Shareholder”) proposes to transfer any Shares (the “Offered Shares”), the Controlling Shareholders shall have a right of first offer with respect to such transfer, except for certain permitted transfer. The right of first offer must be exercised by sending the transfer notice as stipulated in the Shareholder Agreement. For a period of 90 days after delivery of a transfer notice (the “Offer Period”), the Controlling Shareholders have the right, exercisable through the delivery of an acceptance notice, to purchase the Offered Shares at the same price subject to the same terms and conditions. Any Controlling Shareholder who issued an acceptance notice should complete the sale and transfer of the Offered Shares within 30 business days after the Offer Period.

Unless the Controlling Shareholder(s) have purchased all of the Offered Shares by exercising the right of first offer, the Transferring Shareholder may transfer all of the Offered Shares not purchased by the Controlling Shareholder(s) to a third party transferee, who shall not be a competitor of GigaMedia Hold Co., on the terms and conditions set forth in the transfer notice and subject to certain restrictions as stipulated in the Shareholder Agreement.

Preemptive Rights

If the SCHL Hold Co. proposes to issue any new securities (an “Issuance”), the SCHL Hold Co. must, no later than 30 days prior to such Issuance, deliver a notice (a “Dilution Notice”) to each shareholder of SCHL Hold Co. (each, an “Anti-Dilution Optionee”) setting forth the number and class of Shares to be issued, the price and other terms and conditions of such Issuance. Each Anti-Dilution Optionee shall have the right and option (the “Anti-Dilution Option”), but no obligation, to directly or indirectly purchase from the SCHL Hold Co., at the price and upon the other terms and conditions contained in the Dilution Notice, up to such number of Shares as may be necessary so that such Anti-Dilution Optionee’s percentage ownership of Shares immediately after such Issuance would be as nearly equal as possible to his, her or its percentage ownership of Shares immediately before such Issuance.

If all new securities referred to in the Dilution Notice are not elected to be purchased by the Anti-Dilution Optionees, SCHL Hold Co. may then offer and sell the remaining unsubscribed portion of such new securities to any person or persons during a required period stated therein. If SCHL Hold Co. does not enter into an agreement for the sale of the new securities within such period, or if SCHL Hold Co. proposes to offer the new securities at a lower price or on terms more favorable to the offeree than those specified in the Dilution Notice, the Anti-Dilution Option will be deemed to be revived and no new securities may be offered unless first reoffered to the Anti-Dilution Optionees.

Voting and Election of Directors

The Shareholder Agreement includes certain provisions on the roles and functions of the board of directors of SCHL Hold Co., including the authority of the directors, voting and election of directors, requirement for board meeting, its chairman, voting thresholds and quorums and governance of subsidiaries.

Shareholders Meeting

The Shareholder Agreement sets forth certain voting thresholds and quorums for the shareholders’ meetings. Specifically, it sets forth some protective clauses for the Minority Shareholders for so long as they collectively own and hold more than 15% of the total issued and outstanding Shares of SCHL Hold Co. and provided that HMJ or his successor(s) in title controls M&M Investor.

Non-Compete

The Minority Shareholders and HMJ covenant to GigaMedia Hold Co. and SCHL Hold Co. that each of them will not, and will cause their respective affiliates not to, to the maximum extent permitted by applicable laws and for a period of two years commencing on the Closing Date, compete in any possible way with the business or SCHL Hold Co. or SCHL Hold Co.’s subsidiaries from and after the Closing Date, subject certain exceptions as stipulated in the Shareholder Agreement.

Termination

The Shareholder Agreement, unless otherwise expressly provided therein, will terminate automatically upon the earlier to occur of (i) completion of an initial Listing of SCHL Hold Co., (ii) the date of consummation of a GigaMedia Sale of more than 50% of the then issued and outstanding Shares of SCHL Hold Co. or a Sale of SCHL Hold Co., and (iii) the date of consummation of a transaction pursuant to provisions of Put Rights; provided, that the provisions of the Non-Compete, termination and other miscellaneous clauses shall survive termination of the Shareholder Agreement. Termination of the Shareholder Agreement shall not relieve any party from any breach of its obligations under the Shareholder Agreement prior to such termination or breach of any obligation that survive termination in accordance with the terms thereof.

Acquisition Financing

The total financing demand for the Acquisition is approximately US$94 million including necessary expenses. We intend to finance the Acquisition from our cash on hand and a loan from a related party or affiliate. Taking into account our working capital demand from now until the year end of 2015, we have approximately US$55 million as available cash in hand and plan to use US$49 million for the Acquisition. The remaining US$20 million will be sourced from a loan from a related party or affiliate, and the other US$ 25 million will be sourced from a medium term loan to be provided by a commercial bank.

MARKET PRICE INFORMATION

Our Ordinary Shares are listed for trading on the NASDAQ Stock Market under the symbol “GIGM.” The following table shows, for the periods indicated, the high and low closing prices for our Ordinary Shares as quoted on the NASDAQ Stock Market.

	Ordinary Shares
	High	Low
Year Ending December 31	(in US$)
2010	$3.32	$1.40
2011	$1.60	$0.80
2012	$1.49	$0.81
2013	$1.20	$0.93
2014	$1.72	$0.77

	Ordinary Shares
	High	Low
Year Ending December 31, 2013	(in US$)
First quarter	$1.20	$0.97
Second quarter	$1.06	$0.93
Third quarter	$1.16	$0.93
Fourth quarter	$1.10	$0.94

	Ordinary Shares
	High	Low
Year Ending December 31, 2014	(in US$)
First quarter	$1.72	$0.98
Second quarter	$1.41	$1.00
Third quarter	$1.15	$0.82
Fourth quarter	$1.05	$0.77

	Ordinary Shares
	High	Low
	(in US$)
Quarter Ending March 31, 2015	$0.93	$0.76

	Ordinary Shares
	High	Low
Monthly Highs and Lows	(in US$)
January 2015	$0.93	$0.76
February 2015	$0.83	$0.77
March 2015	$0.85	$0.76
April 2015	$0.91	$0.76
May 2015	$0.81	$0.71
June 2015	$0.86	$0.70
July 2015 (through July 2)	$0.82	$0.82

On June 25, 2015, the last full trading day prior to date of the public announcement that we had entered into the Share Purchase Agreement, the closing price per Ordinary Share on the NASDAQ Stock Market was $0.855. On July 2, 2015, the most recent practicable date prior to the date of this Proxy Statement, the closing price per Ordinary Share on the NASDAQ Stock Market was $0.811.

SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR ORDINARY SHARES.

BENEFICIAL OWNERSHIP OF ORDINARY SHARES

Major Shareholders

The following table sets forth information known to us with respect to the ownership of our shares as of July 2, 2015 by each shareholder known by us to own more than 5% of our shares:

Name of Owner	Shares Owned	Percentage of Shares Owned
Best Method Limited (1)	10,799,999	19.54%

(1)	Through Best Method Limited, a British Virgin Islands company, Andre Koo has a beneficial ownership of 10,799,999 common shares of our Company.

As of July 2, 2015, we had 55,261,661 Shares outstanding, of which 44,461,662 Shares representing 80.46% of our total outstanding Shares were not held by our major shareholders as disclosed above. As of June 30, 2015, one shareholder of record with a registered address in the United States, Cede & Co., nominee of The Depository Trust Company, held 43,620,249 Shares.

WHERE YOU CAN FIND MORE INFORMATION

We file reports and other information with the SEC under the Exchange Act. You may read and copy this information at the SEC’s public reference room located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. For further information concerning the SEC’s public reference room, you may call the SEC at 1-800-SEC-0330. Our SEC filings are also available to the public from commercial document retrieval services and at the internet world wide web site maintained by the SEC at www.sec.gov.

The SEC reports set forth below, as well as reports we file with or submit to the SEC after the date of this Proxy Statement, contain important information about GigaMedia and its financial condition, and are hereby incorporated by reference into this Proxy Statement:

•	Annual Report on Form 20-F for the fiscal year ended December 31, 2014, filed on April 28, 2015; and

•	Reports of Foreign Private Issuer on Form 6-K submitted on January 20, 2015; February 11, 2015; March 13, 2015; April 10, 2015; April 17, 2015; May 8, 2015; May 12, 2015; and May 27, 2015.

Our Annual Report on Form 20-F for the fiscal year ended December 31, 2014 contains a detailed description of our business, and certain risk factors in connection with the purchase or retention of Ordinary Shares.

EXCEPT FOR INFORMATION SPECIFICALLY INCORPORATED HEREIN BY REFERENCE, YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. WE HAVE NOT AUTHORIZED ANYONE TO GIVE ANY INFORMATION DIFFERENT FROM THE INFORMATION CONTAINED IN THIS PROXY STATEMENT. THIS PROXY STATEMENT IS DATED JULY 13, 2015. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS PROXY STATEMENT IS ACCURATE AS OF ANY LATER DATE, AND THE MAILING OF THIS PROXY STATEMENT TO SHAREHOLDERS SHALL NOT CREATE ANY IMPLICATION TO THE CONTRARY.

OTHER MATTERS

Management knows of no other business to be transacted at the Meeting; but, if any other matters are properly presented to the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors,

/s/ CHIEN, Mo Na
CHIEN, Mo Na
Chairman of the Board of Director

July 13, 2015